UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on May 28, 2013 regarding Notice of Convocation of the 144th Ordinary General Meeting of Shareholders of Komatsu Ltd.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: May 29, 2013	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

3

(Translation)
Notes:

1.      This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

2.      Regarding nonresident shareholders, if you wish to exercise your voting rights, please instruct your custodians, nominees or brokers accordingly in advance of the date of the Ordinary General Meeting of Shareholders.

May 28, 2013

Dear Shareholders:

Notice of Convocation of the

144th Ordinary General Meeting of Shareholders

of Komatsu Ltd.

Komatsu Ltd.

*	Notes to Consolidated Financial Statements and Notes to Non-Consolidated Financial Statements have been posted separately on our website (http://www.komatsu.co.jp/).

Information in English has been posted on our English website (http://www.komatsu.com).

To All Our Shareholders

I would like to extend our sincere appreciation to our valued shareholders for their understanding and support of the Komatsu Group.

My name is Tetsuji Ohashi, and I assumed the position of the President and Representative Director, and CEO of Komatsu Ltd. on April 1, 2013.

Komatsu Ltd. has faced a number of diverse trials and tribulations in quick succession, starting with the fallout from the Lehman crisis in 2008, followed by the excessive appreciation of the yen, the debt crisis in Europe, the Great East Japan Earthquake and the substantial slowdown in China’s economic growth. Nevertheless, with the help of our shareholders and other stakeholders, all of Komatsu’s employees have come together to overcome these adverse conditions, building an even stronger corporate structure.

Looking ahead, I fully intend to build on this by achieving further growth and development for the Komatsu Group.

I hereby give notice of convocation of the 144th Ordinary General Meeting of Shareholders, which will be held on June 19, 2013. Your attendance at the meeting is cordially requested.

The fiscal year ended March 31, 2013 was the final year of the “Global Teamwork for Tomorrow” mid-range management plan. The market environment was severe due to the considerable impact from extensive declines in the demand in China and Indonesia, and this was a cause of significant concern for our shareholders.

The fiscal year ending March 31, 2014 marks the start of the “Together We Innovate GEMBA Worldwide” new mid-range management plan, which was formulated under my leadership. The name of the plan expresses that worldwide employees of the Komatsu Group to team up with distributors, suppliers and other partners, and work toward achieving sustainable growth of our core businesses of construction and mining equipment as well as industrial machinery through working with customers’ GEMBA (workplace) and providing innovation designed to create new values.

Although there are some bright signs, the severe market environment is expected to continue for a while. Keeping this in mind, we will pursue a “growth strategy” that makes full use of the strengths of Komatsu while simultaneously implementing “structural reform” with the aim of further strengthening the corporate structure. In tandem with these efforts, we will make every effort to enhance returns to shareholders.

The fundamentals of the management of Komatsu are to pursue “Quality and Reliability” and maximize corporate value. We believe that this “corporate value” is the total sum of trust given to us by society and all of our stakeholders.

In order to increase the trust of stakeholders, it is imperative to enhance corporate governance. Accordingly, we have worked for a long period of years to develop and enhance our corporate framework, which is centered on the Board of Directors. We intend to continue our unstinting efforts to strengthen our corporate governance structure and maximize our corporate value.

In addition, we consider our CSR (Corporate Social Responsibility) activities as “responding to the demands of society through our core business.” In accordance with this idea, we will strive to achieve sustainable growth by developing our core business while also being a good corporate citizen.

We have included a summary of some of these efforts in this notice of convocation, with the purpose of helping shareholders to deepen their understanding of our key initiatives.

Finally, I would like to take the opportunity to humbly ask our shareholders for their continued understanding and support.

May 2013

President and Representative Director, and CEO

‘NOTICE OF CONVOCATION OF THE

ONE HUNDRED AND FORTY-FOURTH (144TH)

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

Securities Code: 6301

May 28, 2013

Dear Shareholders:

Please be advised that the 144th Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested.

If you are unable to attend the above Meeting in person, it would be very appreciated if you could exercise voting rights by conventional postal delivery or via the Internet. Please check the “Reference Materials for the General Meeting of Shareholders” (pages 45 to 57) and exercise your voting rights.

Sincerely,

Tetsuji Ohashi

President and Representative Director

Komatsu Ltd.

3-6, Akasaka 2-chome, Minato-ku, Tokyo

Details

1. Date and Time:	Wednesday, June 19, 2013 at 10:00 a.m. (Japan Time)

2. Place:	West Hall 1, West Exhibition Hall, Tokyo Big Sight 11-1, Ariake 3-chome, Koto-ku, Tokyo

3. Purpose:

Items to Be Reported

(1)	The Business Report and the Consolidated Financial Statements for the 144th fiscal year (April 1, 2012 – March 31, 2013), as well as the Accounting Auditors’ Report and the Audit & Supervisory Board’s Report on the Result of the Audited Consolidated Financial Statements.

(2)	The Non-Consolidated Financial Statements for the 144th fiscal year (April 1, 2012 – March 31, 2013).

Items to Be Resolved

Item 1:	Appropriation of Surplus

Item 2:	Election of Ten (10) Directors

Item 3:	Election of Two (2) Audit & Supervisory Board Members

Item 4:	Payment of Bonuses for Directors

Item 5:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

4. Matters Related to the Exercise of Voting Rights

(1)	Exercising voting rights by conventional postal delivery

Please indicate “for” or “against” for each agenda item shown on the enclosed Card for Exercising Voting Rights, and return it via the conventional postal delivery system. The mail must be delivered to the Company by 5:45 p.m. on Tuesday, June 18, 2013 (Japan Time) for exercising voting rights.

(2)	Exercising voting rights via the Internet

Please carefully access the website (http://www.evote.jp/) designated by the Company, follow the directions on the screen, and indicate “for” or “against” for each agenda item. Voting must be performed by 5:45 p.m. on Tuesday, June 18, 2013 (Japan Time) for exercising voting rights.

Institutional investors can utilize the electronic platform for exercising voting rights, which is operated by ICJ, Inc.

(3)	Handling of duplicated voting

If you exercise your voting rights twice, both by conventional postal delivery and via the Internet, the voting via the Internet shall prevail regardless of the arrival date of the mailed vote.

In the case of multiple voting via the Internet, the last voting shall prevail.

(4)	Diverse exercise of voting rights

If you diversely exercise your voting rights, you are required to notify the Company the details and the reasons for this in writing.

Notes:

1.	The reception desk is scheduled to open at 9:00 a.m. on the day of the meeting.
2.	In the event that you attend in person on the day of the meeting, please submit the enclosed Card for Exercising Voting Rights at the reception.
3.	Information regarding the items listed below is not contained within this document, entitled “Notice of Convocation of the 144th Ordinary General Meeting of Shareholders of Komatsu Ltd.” In accordance with relevant laws and regulations and with Article 16 of the Articles of Incorporation, such information in Japanese has been posted separately on our website (http://www.komatsu.co.jp/).
1)	Notes to Consolidated Financial Statements
2)	Notes to Non-Consolidated Financial Statements

The Consolidated Financial Statements and the Non-Consolidated Financial Statements audited by the Accounting Auditors and the Audit & Supervisory Board include, in addition to each statement contained within this document, entitled “Notice of Convocation of the 144th Ordinary General Meeting of Shareholders of Komatsu Ltd.,” the Notes to Consolidated Financial Statements and the Notes to Non-Consolidated Financial Statements in Japanese that have been posted on our website (http://www.komatsu.co.jp/).

*Information in English has been posted on our English website (http://www.komatsu.com).

4.	Please note that any changes in the matters described in Reference Materials for the General Meeting of Shareholders, Business Report, Non-Consolidated Financial Statements, and Consolidated Financial Statements in Japanese will be posted on our website (http://www.komatsu.co.jp/).

*Information in English will be posted on our English website (http://www.komatsu.com).

Aiming to showcase the leading-edge technologies and the CSR activities of the Komatsu Group, we plan to set up an exhibition space that shareholders can visit after the General Meeting of Shareholders. Please refer to the back page of this document for details.

Attached Documents

Business Report

(April 1, 2012 – March 31, 2013)

1. Current Conditions of Komatsu

(1)	Outline of Operations and Business Results

For the fiscal year under review (April 1, 2012 – March 31, 2013), consolidated sales of construction, mining and utility equipment have declined from the previous fiscal year, reflecting a drastic decline in demand for construction equipment in China and a sharp drop in demand for mining equipment mainly in Indonesia, as adversely affected by the falling price of coal. In the industrial machinery and other business, while sales of large presses to the automobile manufacturing industry, as well as machine tools for use in automotive engine production have increased from the previous fiscal year, wire saws used for slicing silicon ingots for the solar cell market have sharply fallen. As a result, consolidated sales in this business segment have declined from the previous fiscal year.

For the fiscal year under review, consolidated net sales decreased by 4.9% from the previous fiscal year to JPY 1,884.9 billion (USD 20,053 million at USD 1=JPY 94; the same shall apply hereinafter). With respect to profits, Komatsu focused continuous efforts to increase selling prices and reduce production costs. Affected by a big drop in sales volume from the previous fiscal year, profits have declined in the business of construction, mining and utility equipment as well as industrial machinery and others. Operating income has declined by 17.5% to JPY 211.6 billion (USD 2,251 million). Operating income ratio decreased by 1.7 points to 11.2%, and income before income taxes and equity in earnings of affiliated companies has declined by 18.0% to JPY 204.6 billion (USD 2,177 million). Net income attributable to Komatsu Ltd. amounted to JPY 126.3 billion (USD 1,344 million), a decline of 24.4% from the previous fiscal year.

[Markets as Positioned by the Komatsu Group]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS

[Consolidated Results for the Fiscal Year Under Review]

	144th Fiscal Year (April 2012 – March 2013)		Changes From 143rd Fiscal Year
Net sales	JPY	1,884.9 billion	(4.9)%
Operating income	JPY	211.6 billion	(17.5)%
Income before income taxes and equity in earnings of affiliated companies	JPY	204.6 billion	(18.0)%
Net income attributable to Komatsu Ltd.	JPY	126.3 billion	(24.4)%

Note:	The Consolidated Financial Statements of the Company is prepared in accordance with Article 120-2 Paragraph 1 of the Corporate Accounting Regulations of Japan and the method of preparation conforms to the accounting principles generally accepted in the United States of America (hereinafter “U.S. GAAP”) in terms of terminology and format.

Business results by operations are described below.

Consolidated Sales by Operation

Segment	144th Fiscal Year	Changes From 143rd Fiscal Year
Construction, Mining and Utility Equipment	JPY 1,679.5 billion	(3.7)%
Industrial Machinery and Others	JPY 216.2 billion	(13.9)%
Elimination	JPY (10.8) billion	—
Total	JPY 1,884.9 billion	(4.9)%

Note:	Consolidated sales by operation shown in the following text are based on the amounts before elimination of transactions between operations.

1) Construction, Mining and Utility Equipment

With respect to construction equipment, while demand has increased in North America and Japan from the previous fiscal year, Chinese demand for hydraulic excavators has dropped considerably. As a result, global demand has remained sluggish. In the mining equipment market, while the demand for equipment centering on Indonesia has declined because of the adversely effect of the falling price of coal, the demand has increased steadily from the previous year for equipment as well as parts and service in other regions, especially in Latin America and Oceania. With this background, consolidated sales of construction, mining and utility equipment have decreased by 3.7% from the previous fiscal year, to JPY 1,679.5 billion (USD 17,868 million), and segment profit has declined by 15.2% to JPY 208.9 billion (USD 2,223 million).

To further enhance profitability and reinforce its corporate strength, Komatsu continued its efforts to increase selling prices, reduce production costs and improve operations designed to flexibly respond to changes in foreign exchange rates and market demand. Komatsu also worked to reinforce its aftermarket business by improving its strategic parts operation which includes buckets and teeth, the demand for which is strong, especially in Strategic Markets and the mining industry, as well as its Reman and rebuild operations. With respect to production operation, Komatsu embarked on full-scale efforts to cut down electric power consumption at all plants in Japan during the fiscal year under review.

With respect to product development, Komatsu continued its efforts in products which feature advantages in the areas of environmental friendliness and fuel economy. Following North America and Europe, Komatsu launched new emission standards-compliant models in Japan in July 2012. Combined with these models, Komatsu began offering the new “KOMATSU CARE” service program designed to reduce the total lifecycle costs of these models and prolong machine life. Komatsu also continued to expand sales of “HB205 and HB215LC” hybrid hydraulic excavators worldwide, and topped cumulative sales of 2,000 units in March 2013. In the forklift truck business, Komatsu launched sales of “FH Series” hydrostatic-driven forklift trucks in Japan in July 2012, which feature Komatsu’s technological expertise in hydraulic control accumulated and refined for construction equipment over the years. With steady orders received since then, Komatsu embarked on overseas sales in February 2013.

<Japan>

As the volume of used equipment in surplus exported from Japan, which had outnumbered the demand for new equipment since around 2000, has bottomed out, and as the demand has grown for construction equipment for use in restoration and reconstruction, centering on rental business, since the Great East Japan Earthquake, the demand has steadily increased and sales have increased from the previous fiscal year.

Concerning new emission standards-compliant models, we have launched 30 models in total since July 2012 and worked to expand sales in Japan. In solid collaboration with its distributors, Komatsu has also continued to increase the retail prices of all major models from the previous fiscal year.

<Americas>

In North America, demand has grown from the previous fiscal year, supported by increased demand in the housing sector as well as strong demand in the rental and energy development industries. With respect to new emission standards-compliant models, Komatsu has aggressively been introducing them by combining them with the KOMATSU CARE program. As a result, they have moved up to the top 70% of the total sales of new Komatsu equipment on a unit basis. In response to strong demand for rental equipment, Komatsu worked to reinforce distributors’ rental equipment business.

In Latin America, demand for mining equipment has remained strong, centering on copper mines in Chile and Peru, while demand for construction equipment was sluggish in Brazil, the largest market of the region. As a result, overall demand for equipment has been firm, and sales in America have advanced from the previous fiscal year.

<Europe & CIS>

As economic uncertainty prevailed against the backdrop of sovereign-debt problems, demand has remained sluggish, even in Germany, France and the United Kingdom, the major markets of the region. As a result, sales in Europe have decreased from the previous fiscal year. While steadily advancing the market introduction of new emission standards-compliant models, Komatsu made concerted efforts to prepare for the launching of intelligent Machine Control construction equipment, designed to automate construction, in Europe in the current fiscal year ending March 31, 2014.

In CIS, demand has remained firm, especially in gold mines, and sales have increased from the previous fiscal year. Komatsu has reached agreements with Pacific National University and Far Eastern Federal University to collaborate in human resource development for construction, mining and road construction equipment. In October 2012, Pacific National University began the first course.

<China>

Although the government introduced credit-easing measures, there have still been no clear signs for new infrastructure development start-ups in the fiscal year under review. Demand for hydraulic excavators plunged considerably from the previous fiscal year, and sales plunged drastically.

In response to this sharp decline in demand, Komatsu focused its efforts on assessing retail market conditions right away and maintaining an appropriate level of inventories, mainly by maximizing the use of the “KOMTRAX (Komatsu Machine Tracking System).” As there are some signs of the demand bottoming out at last, Komatsu has recovered post-Chinese New Year sales of hydraulic excavators to the level in the previous year on a unit basis, partly reflecting the market introduction in February 2013 of new 20-ton class hydraulic excavators, designed particularly for a fuel economy.

<Asia & Oceania>

In Asia, while demand advanced for use in the reconstruction of areas damaged by the flood in Thailand in 2011, demand plummeted drastically for large, medium-sized small equipment for use in mines in Indonesia, the largest market of Southeast Asia, particularly affected by the falling price of thermal coal. As a result, sales have dropped sharply from the previous fiscal year.

In Oceania, demand for mining equipment for use in iron ore mines, as well as for construction equipment, has remained steady, and sales have increased from the previous fiscal year. Concerning the large-scale project to deliver driverless dump trucks to iron ore mines in Australia, under a Memorandum of Understanding signed by Rio Tinto and Komatsu in November 2011, Komatsu and Rio Tinto have continued to make steady and sound progress for success as a solid team.

<Middle East & Africa>

In the Middle East, sales have declined from the previous fiscal year, particularly affected by sluggish demand in Turkey, the major market of the region. In October 2012, Komatsu opened a new distribution base in Dubai and worked to reduce inventories of distributors and shorten delivery time. In Saudi Arabia with promising growth in demand, Komatsu signed a new distribution contact with a leading local company in December 2012.

In Africa, sales have increased from the previous fiscal year, supported by firm demand for equipment for use in gold mines in particular. Komatsu has also continued to strengthen its sales and product support operations by implementing measures, including the opening of new parts depots, jointly with distributors in southern Africa, in order to improve its spare parts delivery operation. As part of its brand management activities, Komatsu made efforts jointly with a mining customer in South Africa to reduce the fuel consumption of machines owned by the customer by analyzing the KOMTRAX information.

2) Industrial Machinery and Others

While sales of large presses to the automobile manufacturing industry, as well as machine tools for use in automotive engine production, have increased from the previous fiscal year, sales of wire saws have dropped sharply from the previous fiscal year. Additionally, extraordinary demand for temporary housing units came to an end. As a result, sales of the industrial machinery and others business have declined by 13.9% from the previous fiscal year, to JPY 216.2 billion (USD 2,301 million). Segment profit has decreased by 62.9% to JPY 6.2 billion (USD 66 million).

Komatsu concentrated its efforts to develop new products with improved productivity, safety and environmental friendliness. In March 2013, Komatsu embarked on sales of the “H1F-2” AC Servo press and the “PVS8525” Servo press brake, which followed the “NTG-4SP” grinding machine launched in November 2012. With respect to the laser-cutting machine business, Komatsu carried out organizational restructuring on April 1, 2013 by consolidating development, sales and service functions of Komatsu NTC Ltd. at Komatsu Industries Corp. in order to effectively use overlapping corporate resources.

(2)	Capital Investment

Capital investment increased by JPY 14.9 billion from the previous fiscal year, to JPY 136.9 billion (USD 1,457 million).

1)	Breakdown by Segment

Segment	Invested Amounts
Construction, Mining and Utility Equipment	JPY	127.7 billion (USD 1,359 million)
Industrial Machinery and Others	JPY	9.2 billion (USD 98 million)
Total	JPY	136.9 billion (USD 1,457 million)

2)	Main Facilities Completed in the Fiscal Year Under Review

No items to report.

3)	New Constructions, Expansions and Overhauls of Main Facilities in Progress in the Fiscal Year Under Review

No items to report.

(3)	Financing

In the fiscal year under review, the Company issued its ninth unsecured bonds, which is worth JPY 30.0 billion, to obtain long-term, stable funds.

To appropriate funds for working capital and capital investment, the Company also issued commercial papers and made long-term borrowings from financial institutions.

Despite the effect of a decrease in capital demand related to inventory adjustments, because of growth in capital demand in the Company’s retail finance business and an increase in the yen equivalent amount of borrowings denominated in foreign currencies due to the continuing yen depreciation, the balance of interest-bearing debt at the fiscal year-end increased by JPY 31.9 billion from the previous fiscal year-end to JPY 679.7 billion (USD 7,232 million). However, the net debt-to-equity ratio* improved from 0.56 at the previous fiscal year-end to 0.49.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

(4)	Tasks Ahead

The Komatsu Group has worked to improve the added values of its products, further strengthen its operation in growth markets and enhance its continuous group-wide Kaizen (improvement) capability in particular under the “Global Teamwork for Tomorrow” mid-range management plan designed for a three-year period from April 1, 2010 to March 31, 2013. In this period, Komatsu Group’s business environment changed dramatically, as represented by a sharp hike of the yen against other major currencies, the Great East Japan Earthquake, dramatic changes in demand for wire saws, as well as construction and mining equipment in China and Indonesia. Under such an environment, the Komatsu Group worked to maintain high profitability regardless of market conditions by improving selling prices and production costs and strengthening its corporate fundamentals to flexibly meet dynamic changes in foreign exchange rates and market demand.

Demand for construction and mining equipment plunged drastically under economic slowdowns worldwide as triggered by the financial crisis in the United States in September 2008, and then recovered sharply, driven by Chinese and Indonesian demand. Today, we expect that demand will remain at a standstill for the time being, mainly against the backdrop of demand in these two countries entering an adjustment phase. However, we project that demand will steadily increase in the mid to long-range perspective, supported by global population growth and increasing rates of urbanization worldwide. To continue to focus on core businesses of construction and mining equipment, as well as industrial machinery, invest in growth, and strengthen its corporate fundamentals, the Komatsu Group started the “Together We Innovate GEMBA Worldwide” three-year mid-range management plan in April 2013.

Under the current mid-range management plan, we are going to work on the following focused activities based on the two paired wheels of the “Growth Strategy” designed to capitalize on our strengths and the “Structural Reforms” designed to strengthen our corporate fundamentals. At the same time, we are also making all-out efforts to improve the level of profit redistribution to our shareholders.

To effectively tackle the high hurdles of focused activities, it is indispensable that the teamwork of Komatsu Group’s employees with GEMBA (workplace) capabilities engage in continuous improvement activities by identifying workplace tasks and solving them. All Komatsu Group employees worldwide will continue to promote continuous improvement activities based on the “KOMATSU Way.” In particular, we will further strengthen brand management activities through which we strive to thoroughly understand the “Customer’s Workplace (GEMBA)” and become indispensable for them. In this way, we will develop human resources that are needed for business expansion on a global scale.

Target figures of the “Together We Innovate GEMBA Worldwide” mid-range management plan

Items	Targets for Fiscal Year Ending March 31, 2016
Operating income ratio	18% – 20%
ROE: Return on Equity*1	18% – 20%
Net debt-to-equity ratio*2	0.3 or below
Consolidated payout ratio	30% – 50% (stably)

*1	ROE=Net income attributable to Komatsu Ltd. for the year/[(Komatsu Ltd. shareholders’ equity at the beginning + Komatsu Ltd. shareholders’ equity at the end of the fiscal year)/2]
*2	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

[Premises]

Items	Fiscal Year Ending March 31, 2016
Guideline on sales	JPY 2,300 billion ± JPY 200 billion
JPY 90 – 95 / USD 1
Guidelines on exchange rates	JPY 120 – 125 / EUR 1
JPY 15.0 – 15.3 / RMB 1

Focused activities of the “Together We Innovate GEMBA Worldwide” mid-range management plan

1.	Growth strategies based on innovation

We will continue to refine our strengths, such as accumulated ICT (Information and Communication Technology) expertise, development and production technologies for key components, global sales and service networks, and flexible procurement and production operations. We will also proactively collaborate on a global scope with companies having cutting-edge technologies in promising fields, regardless of the Komatsu Group, in order to develop technologies which enable us to evolve DANTOTSU products, DANTOTSU service and DANTOTSU solutions. In this manner, we will innovate GEMBA jointly with them to speedily create new values in both domains of construction and mining equipment and industrial machinery.

We will expand investment in the development of next-generation products and develop and launch construction equipment of the future, which will enable further automation and unmanned operation by means of leading-edge ICT utilization. Specifically, we will continue to upgrade the Autonomous Haulage System (AHS) for driverless dump trucks in operation at large-scale mines in Chile and Australia, the fleet management system for forest machinery which is being introduced in Brazil, and intelligent Machine Control construction equipment designed to streamline construction and facilitate management of the entire construction process. We will also increase the number of successful follow-up models. In the fiscal year 2013, as the leading models of our intelligent Machine Control construction equipment, we are going to launch medium-sized “D61EXi/PXi” bulldozers and medium-sized “PC210LCi” hydraulic excavators initially in the United States and Europe, respectively.

In the industrial machinery business, we are going to facilitate in-house development and production of key components in order to launch innovative products. In the fiscal year 2013, we will be introducing a new “Fiber Laser Cutting Machine” which features high productivity and impressive reduction in running costs.

2. Growth strategies of existing businesses

Starting in 2014, new emission control standards (e.g., Tier4 Final in the United States) will be introduced in the United States, Europe and Japan, which require further reduction of NOx (nitrogen oxides) and PM (particulate matter) emissions. We will integrate our in-house development and production strengths for engines, hydraulic units, control systems and so forth with leading-edge technologies, as we continue to develop new products designed to meet the new standards in the fiscal year 2013, while working for a smooth market introduction. To expand earnings, we will strive to advance sales of strategic parts, such as buckets, teeth and track shoes in Strategic Markets with growth potential into the future as well as for mining equipment. We will also continue to reform our ordering system and logistics for spare parts. In the fiscal year 2013, we are going to embark on worldwide sales of the XcentricTM Ripper, an innovative attachment for hydraulic excavators for use in breaking rocks and demolition, initially in the United States and China.

With respect to existing businesses with potential demand, which we have failed to capture, we will step up our involvement even by considering strategic alliances with other companies as one of our choices.

We will make a variety of information visible by continuing to advance the functions and utilization methods of the “KOMTRAX” which is in operation in over 300,000 units around the world as of March 31, 2013, coupled with the “KOMTRAX Plus” and the “KOMTRAX Parts” which we are introducing in the fiscal year 2013. KOMTRAX Parts will enable us to learn about the conditions of parts and their replacement record. Additionally, we will work to enhance customer satisfaction by engaging in speedy parts delivery and service based on maximum utilization of the evolving KOMTRAX and by expanding the rental and used equipment, retail finance and other businesses in the value chain.

3. Structural reforms designed to reinforce the business foundation

While we have about doubled sales of the Komatsu Group for the last 10 years, we have controlled fixed costs at about constant level. By separating costs from growth as our policy, we will continue to maintain the fixed costs at an appropriate level. With respect to production, we are working to cut down electric power consumption to half at Japanese plants by reforming production and consolidating or renewing factory buildings. In the fiscal year 2013, initially at the Awazu Plant in Ishikawa Prefecture, Japan, we are going to start building a new factory with leading-edge energy-saving facilities, which will also enable us to achieve innovative production efficiency.

We will also enhance the level of sales, production and inventory management by taking full advantage of the Global HANSEI Operation Center, and expanding the range of the Inventory Zero program for distributors to promote an appropriate level of their inventories of products and parts. In addition, to secure personnel and other resources needed for investment in future growth, we will engage in personnel and organizational relocation and other activities designed to facilitate the establishment of the direct linkage of GEMBA between the Komatsu Group and customers.

Based on the belief that “its corporate value is the total sum of trust given to Komatsu by society and all its stakeholders,” the Komatsu Group is further strengthening its corporate governance to ensure sound and transparent management, while improving management efficiency. Komatsu will also ensure all employees share the “KOMATSU Way” and consistently reflect this attitude toward safety, environment, compliance, quality assurance and other basic activities. In addition to improving its business performance, Komatsu will facilitate both the development of corporate strength and the achievement of social responsibility in a well-balanced manner.

(5)	Financial Position and Profit/Loss Trends

(JPY billion)

	141st Fiscal Year (April 2009 – March 2010)	142nd Fiscal Year (April 2010 – March 2011)	143rd Fiscal Year (April 2011 – March 2012)	144th Fiscal Year (April 2012 – March 2013)
Net sales	1,431.5	1,843.1	1,981.7	1,884.9
Operating income	67.0	222.9	256.3	211.6
Income before income taxes and equity in earnings of affiliated companies	64.9	219.8	249.6	204.6
Net income attributable to Komatsu Ltd.	33.5	150.7	167.0	126.3
Net income attributable to Komatsu Ltd. per share (JPY)	34.67	155.77	173.47	132.64
ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity)	4.1%	17.2%	17.3%	11.5%
ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets)	3.3%	10.7%	11.2%	8.5%
Total assets	1,959.0	2,149.1	2,320.5	2,517.8
Komatsu Ltd. shareholders’ equity	833.9	923.8	1,009.6	1,193.1

Note:	Net income attributable to Komatsu Ltd. per share is calculated based on the number of shares deducting the average total number of treasury stock during the term from the average total number of shares outstanding during the term.

(6)	Acquisition or Disposal of Other Companies’ Shares, Other Equity Stakes or Stock Acquisition Rights

No items to report.

(7)	Status of Principal Subsidiaries (As of March 31, 2013)

Name	Location of Offices and Plants	Capital	Investment Ratio (%)	Main Businesses
Komatsu Castex Ltd.	Head Office /Plant (Himi City, Toyama)	JPY 6,979 mil	100.0	Manufacture and sale of casting products
Komatsu Construction Equipment Sales and Service Japan Ltd.	Head Office (Sagamihara City, Kanagawa)	JPY 950 mil	100.0	Sale and servicing of construction equipment
Komatsu Used Equipment Corp.	Head Office (Yokohama City, Kanagawa)	JPY 290 mil	*100.0	Sale of used construction equipment
Komatsu Rental Ltd.	Head Office (Yokohama City, Kanagawa)	JPY 100 mil	100.0	Rental of construction equipment, etc.
Komatsu Forklift Japan Ltd.	Head Office (Shinagawa-ku, Tokyo)	JPY 500 mil	100.0	Sale and servicing of industrial vehicles
Komatsu Logistics Corp.	Head Office (Yokohama City, Kanagawa)	JPY 1,080 mil	100.0	Transportation, warehousing, packing and other services
Komatsu Industries Corporation	Head Office (Kanazawa City, Ishikawa)	JPY 990 mil	100.0	Manufacture, sale and servicing of metal forging and stamping presses and sheet metal machines
Komatsu NTC Ltd.	Head Office/ Plant (Nanto City, Toyama)	JPY 6,014 mil	100.0	Manufacture, sale and servicing of machine tools, etc.
Komatsu Business Support Ltd.	Head Office (Minato-ku, Tokyo)	JPY 1,770 mil	100.0	Retail financing of construction equipment
Gigaphoton Inc.	Head Office /Plant (Oyama City, Tochigi)	JPY 5,000 mil	100.0	Development, manufacturing, sale and servicing of excimer laser and Extreme Ultra-Violet light sources used for lithography tools in semiconductor manufacturing
Komatsu America Corp.	Head Office /Plant (USA)	USD 1,071 mil	100.0	Manufacture and sale of construction and mining equipment and supervision in the Americas
Komatsu do Brasil Ltda.	Head Office /Plant (Brazil)	BRL 73 mil	*100.0	Manufacture of construction equipment and casting products
Komatsu Brasil International Ltda.	Head Office (Brazil)	BRL 27 mil	*100.0	Sale of construction equipment
Komatsu Holding South America Ltda.	Head Office (Chile)	USD 100 thou	*100.0	Sale and servicing of construction and mining equipment
Komatsu Cummins Chile Ltda.	Head Office (Chile)	USD 34 mil	*81.8	Sale and servicing of construction and mining equipment

Name	Location of Offices and Plants	Capital	Investment Ratio (%)	Main Businesses
Komatsu Cummins Chille Arrienda S.A.	Head Office (Chile)	USD 43 mil	*81.8	Retail financing, etc. of construction and mining equipment
Komatsu Financial Limited Partnership	Head Office (USA)	—	*100.0	Retail financing, etc. of construction and mining equipment
Komatsu Europe International N.V.	Head Office (Belgium)	EUR 50 mil	100.0	Sale of construction and mining equipment and supervision in Europe
Komatsu UK Ltd.	Head Office /Plant (UK)	GBP 23 mil	*100.0	Manufacture of construction equipment
Komatsu Hanomag GmbH	Head Office /Plant (Germany)	EUR 19 mil	*100.0	Manufacture of construction equipment
Komatsu Mining Germany GmbH	Head Office /Plant (Germany)	EUR 5 mil	*100.0	Manufacture and sale of mining equipment
Komatsu Utility Europe S.p.A.	Head Office /Plant (Italy)	EUR 6 mil	*100.0	Manufacture of construction equipment
Komatsu Forest AB	Head Office /Plant (Sweden)	SEK 397 mil	100.0	Manufacture and sale of forestry equipment
Komatsu CIS LLC	Head Office (Russia)	RUB 5,301 mil	100.0	Sale of construction and mining equipment
Komatsu Financial Europe N.V.	Head Office (Belgium)	EUR 40 mil	*100.0	Retail financing of construction and mining equipment
Komatsu Southern Africa (Pty) Ltd.	Head Office (South Africa)	ZAR 1 thou	80.0	Sale and servicing of construction and mining equipment
PT Komatsu Indonesia	Head Office /Plant (Indonesia)	IDR 192,780 mil	94.9	Manufacture and sale of construction and mining equipment, and casting products
PT Komatsu Marketing & Support Indonesia	Head Office (Indonesia)	USD 5 mil	*94.9	Sale and servicing of construction and mining equipment
Bangkok Komatsu Co., Ltd.	Head Office /Plant (Thailand)	THB 620 mil	*74.8	Manufacture and sale of construction equipment
Komatsu Marketing Support Australia Pty Ltd	Head Office (Australia)	AUD 21 mil	*60.0	Sale of construction and mining equipment
Komatsu Australia Pty Ltd	Head Office (Australia)	AUD 30 mil	*60.0	Sale and servicing of construction and mining equipment
Komatsu Australia Corporate Finance Pty. Ltd.	Head Office (Australia)	AUD 49 mil	*60.0	Retail financing of construction and mining equipment
Komatsu (China) Ltd.	Head Office (China)	USD 135 mil	100.0	Sale of construction and mining equipment and supervision in China
Komatsu (Changzhou) Construction Machinery Corp.	Head Office /Plant (China)	USD 41 mil	*85.0	Manufacture of construction equipment

Name	Location of Offices and Plants	Capital	Investment Ratio (%)	Main Businesses
Komatsu Shantui Construction Machinery Co., Ltd.	Head Office /Plant (China)	USD 21 mil	*60.0	Manufacture of construction equipment
Komatsu Financial Leasing China Ltd.	Head Office (China)	RMB 1,630 mil	*100.0	Retail financing of construction equipment

Notes:

1.	Figures with an asterisk (*) are the ratio of investment through subsidiaries of the Company and the ratio includes the stakes held by them.
2.	Komatsu Financial Limited Partnership is a limited partnership based on the state law of Delaware, the U.S., and the Company invests in it through a subsidiary. Its net asset which is equivalent to the capital amounts to USD 400 million.
3.	The number of consolidated subsidiaries of the Company, including those listed above, is 146, and the number of affiliated companies accounted for by the equity method is 35.

(8)	Major Lines of Business (As of March 31, 2013)

Segment	Principal Products and Businesses
Construction,	Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders

Mining and	Loading Equipment	Wheel loaders, mini wheel loaders and skid-steer loaders

Utility	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers

Equipment	Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers

	Forestry Equipment	Harvesters, forwarders and feller bunchers

	Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines

	Recycling Equipment	Mobile crushers, mobile soil recyclers and mobile tub grinders

	Industrial Vehicles	Forklift trucks

	Other Equipment	Railroad maintenance equipment

	Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment

	Casting Products	Steel castings and iron castings

	Logistics	Transportation, warehousing and packing

Industrial Machinery and Others	Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses and forging presses
	Sheet Metal Machines	Laser cutting machines, fine plasma cutting machines, press brakes and shears
	Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws
	Defense Systems	Ammunition and armored personnel carriers
	Temperature-Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

	Others	Prefabricated commercial-use structures, excimer laser used for lithography tools in semiconductor manufacturing

(9)	Principal Offices and Plants (As of March 31, 2013)

1) The Company

Offices	Head Office (Minato-ku, Tokyo), Research Division (Hiratsuka City, Kanagawa)

Plants	Awazu Plant (Komatsu City, Ishikawa), Kanazawa Plant (Kanazawa City, Ishikawa), Osaka Plant (Hirakata City, Osaka), Rokko Plant (Kobe City, Hyogo), Ibaraki Plant (Hitachinaka City, Ibaraki), Shonan Plant (Hiratsuka City, Kanagawa), Oyama Plant (Oyama City, Tochigi), Tochigi Plant (Oyama City, Tochigi), Koriyama Plant (Koriyama City, Fukushima)

2) Principal Subsidiaries

Shown in “(7) Status of Principal Subsidiaries” (pages 12 to 14).

(10)	Employees (As of March 31, 2013)

Segment	Number of Employees
Construction, Mining and Utility Equipment	41,902
Industrial Machinery and Others	4,182
Others	646
Total	46,730

Notes:

1.	Number of employees increased by 2,524 from the end of the previous fiscal year.
2.	“Others” above includes the number of administrative employees that cannot be classified into the above two (2) business segments.

(11)	Main Lenders (As of March 31, 2013)

Name of Lenders	Balance of Loans (JPY billion)
Sumitomo Mitsui Banking Corporation	113.4
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	90.3
Mizuho Corporate Bank, Ltd.	48.9
Agricultural Bank of China Limited	18.1
The Norinchukin Bank	16.5

2. Shares of the Company (As of March 31, 2013)

(1) Number of shares authorized to be issued:	3,955,000,000 shares

(2) Total number of shares issued and outstanding:	953,327,882 shares
(excluding 29,802,378 shares of treasury stock)

(3) Number of shareholders:	245,103

(4) Major shareholders (top ten)

Name of Shareholders	Number of Shares Held (thousand shares)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	51,721	5.4
The Master Trust Bank of Japan, Ltd. (Trust Account)	42,892	4.4
Taiyo Life Insurance Company	34,000	3.5
Nippon Life Insurance Company	33,283	3.4
State Street Bank and Trust Company (standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	24,561	2.5
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (standing proxy: Sumitomo Mitsui Banking Corporation)	23,145	2.4
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS (standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	21,153	2.2
JPMorgan Chase Bank 380055 (standing proxy: Mizuho Corporate Bank, Ltd., Settlement & Clearing Services Division)	20,671	2.1
State Street Bank and Trust Company (standing proxy: Mizuho Corporate Bank, Ltd., Settlement & Clearing Services Division)	18,202	1.9
Sumitomo Mitsui Banking Corporation	17,835	1.8

Notes:

1.	Shareholding ratio is calculated by subtracting treasury stock.
2.	Although the Company holds 29,802 thousand shares of treasury stock, it is excluded from the major shareholders listed above.

3. Matters Regarding Stock Acquisition Rights of the Company etc.

(1)	Status of Stock Acquisition Rights (As of March 31, 2013)

Name (Issue Date)	Number of Stock Acquisition Rights	Number of Shares Subject to Stock Acquisition Rights (Number of Shares per one (1) Stock Acquisition Right)	Paid-in Amount per one (1) Share	Exercise Price per one (1) Share	Period for Exercise of Stock Acquisition Rights
No. 4 Stock Acquisition Rights (August 1, 2005)	150	150,000 shares (1,000 shares)	Without consideration	JPY 1,126	From August 1, 2006 to July 31, 2013
No. 5 Stock Acquisition Rights (August 1, 2006)	214	214,000 shares (1,000 shares)	JPY 801	JPY 2,325	From August 1, 2007 to July 31, 2014
No. 6 Stock Acquisition Rights (August 1, 2006)	396	396,000 shares (1,000 shares)	Without consideration	JPY 2,325	From August 1, 2007 to July 31, 2014
No. 7 Stock Acquisition Rights (September 3, 2007)	239	239,000 shares (1,000 shares)	JPY 1,266	JPY 3,661	From September 3, 2008 to August 31, 2015
No. 8 Stock Acquisition Rights (September 3, 2007)	323	323,000 shares (1,000 shares)	Without consideration	JPY 3,661	From September 1, 2008 to August 31, 2015
No. 9 Stock Acquisition Rights (September 1, 2008)	192	192,000 shares (1,000 shares)	JPY 813	JPY 2,499	From September 1, 2009 to August 31, 2016
No. 10 Stock Acquisition Rights (September 1, 2008)	255	255,000 shares (1,000 shares)	Without consideration	JPY 2,499	From September 1, 2009 to August 31, 2016
No. 11 Stock Acquisition Rights (September 1, 2009)	160	160,000 shares (1,000 shares)	JPY 643	JPY 1,729	From September 1, 2010 to August 31, 2017

Name (Issue Date)	Number of Stock Acquisition Rights	Number of Shares Subject to Stock Acquisition Rights (Number of Shares per one (1) Stock Acquisition Right)	Paid-in Amount per one (1) Share	Exercise Price per one (1) Share	Period for Exercise of Stock Acquisition Rights
No. 12 Stock Acquisition Rights (September 1, 2009)	302	302,000 shares (1,000 shares)	Without consideration	JPY 1,729	From September 1, 2010 to August 31, 2017
No. 13 Stock Acquisition Rights (August 2, 2010)	210	21,000 shares (100 shares)	JPY 1,785	JPY 1	From August 2, 2013 to July 31, 2018
No. 14 Stock Acquisition Rights (August 2, 2010)	558	55,800 shares (100 shares)	Without consideration	JPY 1	From August 2, 2013 to July 31, 2018
No. 15 Stock Acquisition Rights (August 1, 2011)	872	87,200 shares (100 shares)	JPY 2,268	JPY 1	From August 1, 2014 to July 31, 2019
No. 16 Stock Acquisition Rights (August 1, 2011)	2,529	252,900 shares (100 shares)	Without consideration	JPY 1	From August 1, 2014 to July 31, 2019
No. 17 Stock Acquisition Rights (August 1, 2012)	843	84,300 shares (100 shares)	JPY 1,470	JPY 1	From August 1, 2015 to July 31, 2020
No. 18 Stock Acquisition Rights (August 1, 2012)	2,555	255,500 shares (100 shares)	Without consideration	JPY 1	From August 1, 2015 to July 31, 2020
Total	9,798	2,987,700 shares

Notes:

1.	The type of shares subject to Stock Acquisition Rights shall be common stock of the Company.
2.	“Exercise price” above means the “amount of assets to be paid upon exercise of Stock Acquisition Rights.”

(2)	Stock Acquisition Rights Held by Directors and Audit & Supervisory Board Members of the Company (As of March 31, 2013)

1) Stock Acquisition Rights Held by Directors (excluding Outside Directors)

Name	Number of Holders of Stock Acquisition Rights	Number of Stock Acquisition Rights Owned	Number of Shares Subject to Stock Acquisition Rights
No. 4 Stock Acquisition Rights	1	60	60,000 shares
No. 5 Stock Acquisition Rights	3	128	128,000 shares
No. 6 Stock Acquisition Rights*	3	30	30,000 shares
No. 7 Stock Acquisition Rights	3	113	113,000 shares
No. 8 Stock Acquisition Rights*	4	35	35,000 shares
No. 9 Stock Acquisition Rights	3	88	88,000 shares
No. 10 Stock Acquisition Rights*	4	32	32,000 shares
No. 11 Stock Acquisition Rights	3	113	113,000 shares
No. 12 Stock Acquisition Rights*	3	32	32,000 shares
No. 13 Stock Acquisition Rights	4	129	12,900 shares
No. 14 Stock Acquisition Rights*	3	43	4,300 shares
No. 15 Stock Acquisition Rights	7	851	85,100 shares
No. 17 Stock Acquisition Rights	7	822	82,200 shares

Notes:

1.	Stock Acquisition Rights that were granted to Directors as remuneration for their execution of duties are No. 5 and its subsequent issuances of Stock Acquisition Rights.
2.	An asterisk (*) indicates Stock Acquisition Rights issued at the time when incumbent Directors, as of March 31, 2013, were employees of the Company (prior to being elected as Directors).

2) Stock Acquisition Rights Held by Outside Directors

Name	Number of Holders of Stock Acquisition Rights	Number of Stock Acquisition Rights Owned	Number of Shares Subject to Stock Acquisition Rights
No. 9 Stock Acquisition Rights	2	16	16,000 shares
No. 11 Stock Acquisition Rights	1	11	11,000 shares
No. 13 Stock Acquisition Rights	3	21	2,100 shares
No. 15 Stock Acquisition Rights	3	21	2,100 shares
No. 17 Stock Acquisition Rights	3	21	2,100 shares

3) Stock Acquisition Rights Held by Audit & Supervisory Board Members

Name	Number of Holders of Stock Acquisition Rights	Number of Stock Acquisition Rights Owned	Number of Shares Subject to Stock Acquisition Rights
No. 8 Stock Acquisition Rights	1	3	3,000 shares

Note:	Above indicates Stock Acquisition Rights issued at the time when an incumbent Audit & Supervisory Board Member, as of March 31, 2013, was an employee of the Company (prior to being elected as Audit & Supervisory Board Member).

(3)	Stock Acquisition Rights Issued During the Fiscal Year Under Review to Employees of the Company and Directors of the Subsidiaries of the Company

Name	Grantees	Number of Grantees	Number of Stock Acquisition Rights Issued	Number of Shares Subject to Stock Acquisition Rights
	Employees of the Company	74	2,110	211,000 shares
No. 18 Stock Acquisition Rights	Directors of the subsidiaries of the Company	13	445	44,500 shares

4. Directors and Audit & Supervisory Board Members of the Company

(1)	Names etc. of Directors and Audit & Supervisory Board Members (As of March 31, 2013)

Position	Name	In Charge at the Company and Important Concurrent Positions Held in Other Organizations
Chairman of the Board	Masahiro Sakane	Outside Director of Nomura Holdings, Inc.* Outside Director of Tokyo Electron Limited* Outside Director of Asahi Glass Co., Ltd.*

President and Representative Director, and CEO	Kunio Noji	Outside Director of Ricoh Company, Ltd.*

Executive Vice President and Representative Director	Yoshinori Komamura	Supervising Marketing and Product Support for Construction and Mining Equipment, Forest Machines, Forklift, AHS and Rental & Used Equipment Supervising Human Resources

Director and Senior Executive Officer	Mamoru Hironaka	President of Utility Equipment Division

Director and Senior Executive Officer	Tetsuji Ohashi	Supervising Business Planning and Strategy, Production and HANSEI Operation, Information Strategy and Industrial Machinery

Director and Senior Executive Officer	Mikio Fujitsuka	CFO Supervising Investor Relations

Director and Senior Executive Officer	Fujitoshi Takamura	President of Development Division Supervising Research

Director	Kensuke Hotta

Chairman and Representative Director of Greenhill & Co. Japan Ltd.*

Chairman and Representative Director of Hotta Partners Inc.*

Outside Audit & Supervisory Board Member of SEIREN CO., LTD.*

Outside Director of HIROSE ELECTRIC CO., LTD.*

Director	Noriaki Kano	Professor Emeritus at Tokyo University of Science

Director	Kouichi Ikeda	Corporate Advisor of Asahi Group Holdings, Ltd. Outside Audit & Supervisory Board Member of Sumitomo Chemical Company, Limited* Outside Director of Watabe Wedding Corporation*

Position	Name	In Charge at the Company and Important Concurrent Positions Held in Other Organizations
Standing Audit & Supervisory Board Member	Kyoji Torii	—

Standing Audit & Supervisory Board Member	Makoto Morimoto	—

Audit & Supervisory Board Member	Makoto Okitsu	Advisor of Teijin Limited

Audit & Supervisory Board Member	Hiroyuki Kamano	Partner (Attorney at law) of Kamano Sogo Law Offices Outside Director of SUMITOMO LIFE INSURANCE COMPANY* Outside Director of NGK INSULATORS, LTD.*

Audit & Supervisory Board Member	Kunihiro Matsuo

Attorney at law

Outside Director of Japan Exchange Group, Inc.*

Outside Audit & Supervisory Board Member of Toyota Motor Corporation*

Outside Audit & Supervisory Board Member of MITSUI & CO., LTD.*

Outside Audit & Supervisory Board Member of BROTHER INDUSTRIES, LTD.*

Notes:

1.	Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda are Outside Directors.
2.	Audit & Supervisory Board Members Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are Outside Audit & Supervisory Board Members.
3.	The Company designated Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda as Independent Directors and Audit & Supervisory Board Members Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo as Independent Audit & Supervisory Board Members and submitted the notification to the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their regulations and related rules.
4.	An asterisk (*) indicates important concurrent positions held in other organizations.
5.	Regarding important concurrent positions held by Outside Directors and Outside Audit & Supervisory Board Members in other organizations, relations between the Company and those organizations are as follows.
(i)	SUMITOMO LIFE INSURANCE COMPANY, for which Outside Audit & Supervisory Board Member Hiroyuki Kamano serves as Outside Director, is one of the group life insurance providers of the Company.
(ii)	The Company and its consolidated subsidiaries sell industrial machinery to Toyota Motor Corporation, for which Outside Audit & Supervisory Board Member Kunihiro Matsuo serves as Outside Audit & Supervisory Board Member. The share of the Company’s consolidated net sales for the fiscal year under review that consists of sales to Toyota Motor Corporation is less than 1%.
(iii)	MITSUI & CO., LTD., for which Outside Audit & Supervisory Board Member Kunihiro Matsuo serves as Outside Audit & Supervisory Board Member, contributes capital and provides other financial assistance to some consolidated subsidiaries and distributors, etc. of the Company for the overseas sale and servicing of construction and mining equipment.
(iv)	There are no particular trading relationships, etc. between the Company and other organizations at which Outside Directors and Outside Audit & Supervisory Board Members hold concurrent positions other than those set forth in (i) to (iii) above.
6.	Standing Audit & Supervisory Board Members Kyoji Torii and Makoto Morimoto have long engaged in accounting-related duties at the Company, and have considerably profound knowledge concerning financial affairs and accounting.
7.	The Company employs the Executive Officer System.

(2)	Remuneration for Directors and Audit & Supervisory Board Members

1)	Policy regarding the determination of remuneration

In an effort to maintain an objective and transparent remuneration system, the policy and levels of remuneration for Directors and Audit & Supervisory Board Members of the Company are deliberated by the Compensation Advisory Committee, which consists of four (4) external members (two (2) Outside Audit & Supervisory Board Members, one (1) Outside Director and one (1) outside expert) and one (1) internal member. Taking its reports and recommendations into consideration, the remuneration for Directors is determined by the Board of Directors, and the remuneration for Audit & Supervisory Board Members is determined by discussions by the Audit & Supervisory Board Members, respectively, within the range previously determined by resolution of the General Meeting of Shareholders.

With regards to remuneration levels, comparison of other key, globally active manufacturers in Japan is made by the Compensation Advisory Committee and is reflected in its reports and recommendations.

The remuneration for Directors is comprised of fixed remuneration (paid monthly) and performance-based remuneration linked to Komatsu’s consolidated performance. The total amount paid of performance-based remuneration shall be calculated each year by evaluating the basic indicators of ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity) and ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets) at the ratio described in the below table and making adjustments for growth (growth rate of consolidated sales) and profitability (profit margin of segment).

	Indicator	Ratio
Basic Indicators	Consolidated ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity)	70%
	Consolidated ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets)	30%
Adjustment Indicators	Adjustment according to growth rate of consolidated sales and profit margin of segment

Two thirds (2/3) of the total amount of performance-based remuneration shall be paid in the form of cash as Directors’ bonuses, and the remaining one third (1/3) shall be paid by granting Stock Acquisition Rights as stock-based remuneration for the purpose of fostering the same perspective on corporate value with the shareholders and consequently clarifying their incentive to enhance the long-term corporate value of the Company.

Regarding the amount levels of performance-based remuneration, the maximum amount thereof shall be roughly 60% of the total amount of annual remuneration of Directors (which is made up of fixed remuneration (paid monthly) and performance-based remuneration), and the minimum shall be zero (0) (in which case, only fixed remuneration will be paid to the Directors).

The remuneration for Audit & Supervisory Board Members only consists of fixed remuneration (paid monthly) designed to support their independent position with authority to audit the execution of duties by Directors without getting fettered by the movements of corporate performance of the Company.

The retirement allowance system for Directors and Audit & Supervisory Board Members was terminated as of June 2007.

2)	Remuneration for Directors and Audit & Supervisory Board Members for the Fiscal Year Under Review

Classification	Number of Persons Paid	Amount of Remuneration Paid
		Monetary Remuneration			Non-monetary Remuneration
		Basic Remuneration	Bonus (Note 3)	Total	Stock-Based Remuneration (Note 4)
Director	10	JPY 453 mil	JPY 230 mil	JPY 682 mil	JPY 124 mil	JPY 806 mil
(Outside Director included above)	3	JPY 40 mil	JPY 9 mil	JPY 49 mil	JPY 3 mil	JPY 52 mil
Audit & Supervisory Board Member	6	JPY 122 mil	—	JPY 122 mil	—	JPY 122 mil
(Outside Audit & Supervisory Board Member included above)	3	JPY 45 mil	—	JPY 45 mil	—	JPY 45 mil
Total	16	JPY 574 mil	JPY 230 mil	JPY 804 mil	JPY 124 mil	JPY 928 mil
(Outside Director and Outside Audit & Supervisory Board Member included above)	6	JPY 85 mil	JPY 9 mil	JPY 94 mil	JPY 3 mil	JPY 97 mil

Notes:

1.	As of the end of the fiscal year under review, there are ten (10) Directors (three (3) of whom are Outside Directors) and five (5) Audit & Supervisory Board Members (three (3) of whom are Outside Audit & Supervisory Board Members). However, the numbers and amounts in the table above include that for one (1) Audit & Supervisory Board Member who has retired as of the close of the 143rd Ordinary General Meeting of Shareholders on June 20, 2012.
2.	It was resolved at the 135th Ordinary General Meeting of Shareholders, held in June 2004, that the maximum amount of remuneration to be paid to Directors in total per month (excluding bonuses and stock-based remuneration) shall not exceed JPY 60 million (however, not including salaries as employees) and it was resolved at the 143rd Ordinary General Meeting of Shareholders, held in June 2012, that the maximum amount of remuneration to be paid to Audit & Supervisory Board Members in total per month shall not exceed JPY 13.5 million. It was also resolved at the 141st Ordinary General Meeting of Shareholders, held in June 2010, that the maximum amount of remuneration to be paid to Directors in the form of Stock Acquisition Rights to be granted as stock-based remuneration shall not exceed JPY 360 million in total per year (however, not including salaries as employees) and the maximum amount of remuneration to be paid to Outside Directors in total per year shall not exceed JPY 50 million out of those JPY 360 million.
3.	Amount of Bonuses for Directors are the total amount to be paid to Directors, which is planned to be resolved in Item 4 (Payment of Bonuses for Directors) at the 144th Ordinary General Meeting of Shareholders.
4.	Stock-based remuneration represents the amount of expense allocated as remuneration for Directors, which are not monetary, in accounting for the fiscal year under review.
5.	The portions of salaries as employees for Directors concurrently serving as employees are not paid.
6.	Amounts of less than JPY one (1) million are rounded to the nearest million yen.

(3)	Outside Directors and Outside Audit & Supervisory Board Members

1)	Major Activities in the Fiscal Year Under Review

i)	Outside Directors

Name	Attendance to the Meetings of the Board of Directors	Details of Major Activities
Kensuke Hotta	Attended 14 meetings of the 15 meetings held (93%)	Mr. Kensuke Hotta has served as Representative Director of The Sumitomo Bank, Ltd. (name at the time) and as Representative Director of Morgan Stanley Japan Securities Co., Ltd. (name at the time). During the fiscal year under review, based on his rich experience in the business world, he provided comments at the meetings of the Board of Directors concerning such issues as sales strategy, carrying out financial due diligence, the forestry business, and compliance with the Antimonopoly Act. In addition, he was a member of the Company’s Compensation Advisory Committee.

Noriaki Kano	Attended 14 meetings of the 15 meetings held (93%)	Dr. Noriaki Kano has served as President of the Japanese Society for Quality Control. During the fiscal year under review, based on his standpoint as a specialist in quality control, he provided comments at the meetings of the Board of Directors concerning such issues as quality control, quality evaluation, the environmental management system, and the internal auditing system. In addition, he visited some of the factories in Japan and overseas and exchanged opinions on quality control.

Kouichi Ikeda	Attended 15 meetings of the 15 meetings held (100%)	Mr. Kouichi Ikeda has served as Representative Director of Asahi Breweries, Ltd. (name at the time). During the fiscal year under review, based on his rich experience in the business world, he provided comments at the meetings of the Board of Directors concerning such issues as energy-saving measures in plants, distribution measures, and responding to market changes.

ii)	Outside Audit & Supervisory Board Members

Name	Attendance to Meetings		Details of Major Activities
	Board of Directors	Audit & Supervisory Board
Makoto Okitsu	Attended 15 meetings of the 15 meetings held (100%)	Attended 15 meetings of the 15 meetings held (100%)	Mr. Makoto Okitsu has served as Representative Director of Teijin Limited and as Representative Director of Nabtesco Corporation. During the fiscal year under review, based on his rich experience in the business world, he provided comments at the meetings of the Audit & Supervisory Board and the meetings of the Board of Directors concerning such issues as the auditing system, measures regarding agencies, compliance related to accounting, and collaboration between industry and academia. In addition, he was a member of the Company’s Compensation Advisory Committee.

Hiroyuki Kamano	Attended 14 meetings of the 15 meetings held (93%)	Attended 14 meetings of the 15 meetings held (93%)	Mr. Hiroyuki Kamano possesses rich experience as an international attorney at law. During the fiscal year under review, based on his professional standpoint, he provided comments at the meetings of the Audit & Supervisory Board and the meetings of the Board of Directors concerning such issues as internal control, confirmation of the contents of M&A agreements, the auditing system at overseas subsidiaries, and the export control system. In addition, he was a chairman of the Company’s Compensation Advisory Committee.

Kunihiro Matsuo	Attended 14 meetings of the 15 meetings held (93%)	Attended 14 meetings of the 15 meetings held (93%)	Mr. Kunihiro Matsuo possesses rich experience in the legal profession. During the fiscal year under review, based on his professional standpoint, he provided comments at the meetings of the Audit & Supervisory Board and the meetings of the Board of Directors concerning such issues as the safety control system, product liability, the global auditing system, and the measures for taxation systems. In addition, he was an observer of the Company’s Compliance Committee.

2)	Outline of Contents of Limited Liability Agreement

In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act of Japan, the Company has entered into agreements with Outside Directors and Outside Audit & Supervisory Board Members that limit their liability for damages caused by their dereliction of duty under Article 423, Paragraph 1 of the same. The maximum liability amount specified in these agreements shall be equivalent to those amount stipulated in the Companies Act of Japan.

5. Status of Accounting Auditors

(1)	Name of Accounting Auditors

KPMG AZSA LLC

(2)	Amount of Remuneration for Accounting Auditors

1) Remuneration for the Accounting Auditor of the Company in the Fiscal Year Under Review:	JPY 389 million
2) Total amount of money and other financial benefits that the Company and its subsidiaries should pay to the Accounting Auditor:	JPY 704 million

Notes:

1.	The amount of remuneration given in the above-mentioned 1) and 2) include the sum of the amount of remuneration for auditing services in accordance with the Companies Act of Japan and the amount of remuneration for auditing work in accordance with the Financial Instruments and Exchange Law of Japan, because the two kinds of remunerations are not clearly separated each other in the audit contract concluded between the Company and the Accounting Auditor, and they cannot be recorded separately.
2.	Among principal subsidiaries of the Company, twenty-six (26) companies including Komatsu America Corp. are audited by Certified Public Accountants or Audit Corporations other than the Accounting Auditor of the Company.

(3)	Details of Non-Auditing Services

The Company pays remuneration to the Accounting Auditor principally for services regarding issuance of bonds and advice on publishing statements of accounting standards other than services defined in Article 2, Paragraph 1 of the Certified Public Accountants Law of Japan.

(4)	Policy on Decision to Discharge or Not to Reappoint Accounting Auditors

When Accounting Auditors fall under any of the items in Article 340, Paragraph 1 of the Companies Act of Japan, the Audit & Supervisory Board shall discharge the Accounting Auditors based on the consent of all Audit & Supervisory Board Members.

When Accounting Auditors lack qualifications and qualities required as Accounting Auditors of the Company, including cases that fall under disqualification reasons specified in Article 337, Paragraph 3 of the Companies Act of Japan, Directors shall submit to a General Meeting of Shareholders a proposal for discharging or not reappointing the Accounting Auditors after obtaining the consent of the Audit & Supervisory Board or at the request of the Audit & Supervisory Board.

6. Corporate Governance

Having introduced the Executive Officer System in 1999, the Company has worked to separate management decision making and supervisory functions from executive functions to the extent permitted by laws and regulations. The Company also limits the Board of Directors to a small number of members and appoints Outside Directors and Outside Audit & Supervisory Board Members. To improve the effectiveness of discussions at meetings of the Board of Directors, the Company has worked to reform their operational aspect, primarily by putting in place a system to ensure thorough discussions of important management matters and prompt decision making.

Corporate Governance of the Company (As of March 31, 2013)

Meetings of the Board of Directors are in principle held periodically at least once every month. The Board of Directors deliberates and makes resolutions on important matters, determines management policies of Komatsu, and rigorously controls and supervises the execution of duties by all members of the executive management team including Representative Directors. Of the ten (10) Directors on the Board, three (3) are Outside Directors to ensure transparent and objective management.

Furthermore, at least half of the five (5) Audit & Supervisory Board Members are Outside Audit & Supervisory Board Members. The Audit & Supervisory Board determines such matters as audit policies and the division of duties among Audit & Supervisory Board Members. Each Audit & Supervisory Board Member attends meetings of the Board of Directors and other important meetings, and audits the execution of duties by Directors. Meetings of the Audit & Supervisory Board are in principle held periodically at least once every month, and the Board performs appropriate audits by such means as hearing reports from members of the executive management team on their execution of duties. The Company has also established the Office of Corporate Auditors’ Staff to assist the Audit & Supervisory Board Members in their duties.

To promote efficient management of the Board of Directors, the Company has established a Strategy Review Committee consisting of Senior Executive Officers and senior managers. Based on the reviews of the Committee, Executive Officers and senior managers execute their duties within the authority delegated by the Board of Directors.

As a means to supplement executive functions, the Company established the International Advisory Board (IAB) in 1995. Through the IAB, the Company aims to secure objective advice and suggestions from experts from Japan and abroad about how to function as a global company by exchanging opinions and holding discussions.

Furthermore, the Company works to mitigate legal risks by securing timely advice from expert law offices regarding important legal issues.

7. Systems for Ensuring the Properness of Operations

With regards to systems for ensuring that the execution of duties by Directors complies with laws and regulations, and the Company’s Articles of Incorporation, and other systems for ensuring the properness of operations, the details of the resolution of the Board of Directors are as follows:

(1)	Basic Policy on Internal Control

The Company defines its corporate value as the total sum of trust given to us by society and all stakeholders.

To increase this corporate value, the Company recognizes the importance of strengthening corporate governance. The Company strives to maintain transparency and soundness of management by appointing Outside Directors and Outside Audit & Supervisory Board Members, while limiting the members of the Board of Directors small so that discussions at the Board of Directors are more substantial. The Company also does its utmost to improve the operation of the Board of Directors, aiming at more effective governance by the Board, ample discussions and quick decision making.

(2)	Systems for Retention and Management of Information Related to Directors’ Execution of Duties

The Company shall adequately retain and manage important information related to Directors’ execution of duties, including the record of Board meetings and other consensus-based, approved documents, as stipulated by laws and regulations, and the Company’s regulations and rules.

(3)	Rules and Other Systems for Risk Management

While continuing to make efforts to raise its corporate value, the Company recognizes the problems related to compliance, environment, product quality, accidents and information security in particular, and other matters, as major risks for continuous growth and is thus implementing the following countermeasures.

i)	The Company shall establish Risk Management Rules to correctly recognize and manage risks. In accordance with the rules, the Company has appointed personnel in charge of individual risks, further promoting the build-up of a solid foundation for risk management.

ii)	The Company shall establish Risk Management Committee to devise risk management policies of Komatsu, evaluate risk measures in place, and take control of risks when they surface. The Risk Management Committee regularly reports its reviews and activities to the Board of Directors.

iii)	The Company shall establish an emergency headquarters when serious risks surface, and work to minimize damage(s) and implement appropriate measures.

(4)	Systems for Ensuring Efficient Execution of Duties by Directors

To ensure the efficient execution of duties by Directors, the Company shall implement the following:

i)	The Board of Directors shall meet in principle at least once every month and more often as needed. It shall strive to maintain transparency and soundness of management through the participation of Outside Directors. It shall also establish the Regulations of the Board of Directors and the Standards for Agenda of Board Meetings, thereby clarifying the matters on which the Board of Directors should make decisions.

ii)	Together with the introduction of the Executive Officer System, the Company shall define the separation of duties for Directors, Executive Officers and senior managers, and set up internal rules including the Regulations of Decision-Making Authority, to ensure appropriate and effective execution of duties by Directors, Executive Officers and other senior managers.

iii)	To promote efficient management of the Board of Directors, the Company shall establish a Strategy Review Committee consisting of Senior Executive Officers and senior managers. Based on the reviews of the Committee, Executive Officers and senior managers execute their duties within the authority delegated by the Board of Directors.

(5)	Systems for Ensuring That the Execution of Duties by Directors and Employees Complies With Laws and Regulations, and the Company’s Articles of Incorporation

The Board of Directors makes decisions on important management matters in accordance with laws and regulations and the Regulations of the Board of Directors. Based on the decisions made by the Board of Directors, each Director not only executes his or her own duties but also supervises employees for the execution of their duties, and reports the conditions thereof to the Board of Directors.

The Company shall establish the Compliance Committee as Komatsu to oversee compliance, and the Committee regularly reports its reviews and activities to the Board of Directors. The Company shall also establish a system to ensure Directors and employees thorough compliance to business rules as well as laws and regulations through a variety of measures, including the provision of Komatsu Code of Worldwide Business Conduct, appointment of the Executive Officer in charge of compliance, and establishment of the Compliance Department. Through all of these, we work to supervise, educate and train Directors, Audit & Supervisory Board Members and employees.

In addition, the Company shall establish the internal reporting system where those who are discretely reporting questionable actions in light of laws and regulations and business rules will not be penalized.

(6)	Systems for Ensuring the Proper Operation of Komatsu Comprising the Company and Its Subsidiaries

i)	The Company shall establish the Affiliated Company Regulations and relevant rules to contribute to proper and efficient operation of Group management while respecting the independence of the management of affiliated companies. It shall also position the Komatsu Code of Worldwide Business Conduct, as the code to be applied by all companies affiliated with Komatsu. Each department or division of the Company in charge of affiliated companies shall manage and support each relevant company, and each company in Komatsu shall stipulate various regulations for the proper promotion of duties.

ii)	The Company shall assign and dispatch Directors and Audit & Supervisory Board Members from the Company to major affiliated companies as needed, in order to strengthen corporate governance on a group-wide basis and monitor their management.

iii)	Important committees of the Company, including the Compliance Committee, Risk Management Committee and Export Control Committee, shall take actions with the entire Group in view, and allow representatives of affiliated companies to take part in their meetings on occasion.

iv)	The Company shall make particularly important affiliated companies regularly report to the Board of Directors of the Company on the status of business, including risks and compliance.

v)	The Internal Audit Department of the Company shall audit each division of the Company, and implement or supervise auditing of major affiliated companies that belong to Komatsu. It shall also monitor and instruct each affiliated company on its internal control and operation built in conformity with the Company. The Internal Audit Department regularly reports the internal control and auditing conditions to the Board of Directors, and also reports to the Audit & Supervisory Board as needed.

(7)	Employees Assisting Audit & Supervisory Board Members for Execution of Their Duties, When They Ask for Such Employees

The Company shall set up the Office of Corporate Auditors’ Staff, which shall assist Audit & Supervisory Board Members in their duties, and allocate employees who work as assistants to Audit & Supervisory Board Members either exclusively or concurrently in another position within the Company.

(8)	Matters Regarding the Independence of the Assistants to Audit & Supervisory Board Members From Directors

i)	Handling of personnel affairs (employment, appointment and personnel changes) of the employees who belong to the Office of Corporate Auditors’ Staff shall be premised on approval of the Standing Audit & Supervisory Board Members.

ii)	The employees who exclusively assist the Office of Corporate Auditors’ Staff are independent of control and command of the Directors, and their performance shall be rated by the Standing Audit & Supervisory Board Members.

(9)	Systems for Directors and Employees Reporting to Audit & Supervisory Board Members; Systems Relating to Other Reports to Audit & Supervisory Board Members and Ensuring Effective Audits by Audit & Supervisory Board Members

i)	In accordance with laws and regulations, Audit & Supervisory Board Members receive reports by Directors, Executive Officers and other senior managers concerning the conditions of execution of their respective duties.

ii)	In the event that Directors find a serious violation of laws and regulations or other important facts regarding compliance at the Company or affiliated companies of Komatsu, they shall report to the Audit & Supervisory Board Members immediately.

iii)	The Audit & Supervisory Board Members shall attend various committees and principle meetings concerning internal control as observers, and also read circulars per management approval sent around to obtain the sanction of executives, which are important decision-making documents of the Company, and essential prior settlement documents.

iv)	Audit & Supervisory Board Members may appoint legal counsels and other advisors needed for the execution of their duties.

(10)	Basic Policy Pertaining to the Elimination of Antisocial Forces

It shall be the basic policy of the Company to prohibit Komatsu from having any relation whatsoever with antisocial movements or groups that threaten the order and security of civil society from the perspectives of social justice and corporate social responsibility.

i)	The above policy shall be provided in Komatsu Code of Worldwide Business Conduct and diffused throughout the Company as well as each company in Komatsu.

ii)	The general affairs divisions of the Head Office of the Company as well as the general affairs divisions of its main offices and Group companies will work with police and other specialized external organizations to prevent the involvement of antisocial movements or groups in its management and quell any harmful effects they may bring about in accordance with the basic policy.

iii)	The Company will do its utmost to collect information and receive education training from the above external organizations and use above information communally both within the Company and among related Group divisions.

END

Consolidated Balance Sheet

(As of March 31, 2013)

(JPY million)
Assets
Current assets:
Cash and cash equivalents	93,620
Time deposits	217
Trade notes and accounts receivable	606,904
Inventories	633,647
Deferred income taxes and other current assets	157,668

Total current assets	1,492,056
Long-term trade receivables	235,825
Investments:
Investments in and advances to affiliated companies	19,404
Investment securities	59,279
Other	2,574

Total investments	81,257
Property, plant and equipment-less accumulated depreciation and amortization	585,220
Goodwill	34,703
Other intangible assets-less accumulated amortization	58,523
Deferred income taxes and other assets	30,273

Total assets	2,517,857

(JPY million)
Liabilities
Current liabilities:
Short-term debt	205,156
Current maturities of long-term debt	130,793
Trade notes, bills and accounts payable	226,275
Income taxes payable	33,227
Deferred income taxes and other current liabilities	232,125

Total current liabilities	827,576
Long-term liabilities:
Long-term debt	343,814
Liability for pension and retirement benefits	49,912
Deferred income taxes and other liabilities	43,860

Total long-term liabilities	437,586

Total liabilities	1,265,162
Equity
Komatsu Ltd. Shareholders’ equity
Common stock	67,870
Capital surplus	138,818
Retained earnings:
Appropriated for legal reserve	38,230
Unappropriated	1,034,504
Accumulated other comprehensive income (loss)	(43,440)
Treasury stock at cost	(42,788)

Total Komatsu Ltd. shareholders’ equity	1,193,194
Noncontrolling interests	59,501

Total equity	1,252,695

Total liabilities and equity	2,517,857

Consolidated Statement of Income

(From April 1, 2012 to March 31, 2013)

(JPY million)
Net sales	1,884,991
Cost of sales	1,377,459
Selling, general and administrative expenses	293,520
Other operating income (expenses), net	(2,410)

Operating income	211,602
Other expenses, net:
Interest and dividend income	4,277
Interest expense	(8,236)
Other-net	(3,040)

Total	(6,999)

Income before income taxes and equity in earnings of affiliated companies	204,603
Income taxes:
Current	74,628
Deferred	(5,539)

Total	69,089

Income before equity in earnings of affiliated companies	135,514
Equity in earnings of affiliated companies	1,621

Net income	137,135

Less: Net income attributable to noncontrolling interests	10,814

Net income attributable to Komatsu Ltd.	126,321

Consolidated Statement of Equity

(From April 1, 2012 to March 31, 2013)

(JPY million)

			Retained earnings		Accumulated other		Total Komatsu Ltd.	Non-
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	comprehensive income (loss)	Treasury stock	shareholders’ equity	controlling interests	Total equity
Balance at the beginning of current period	67,870	138,384	37,954	951,395	(142,389)	(43,518)	1,009,696	47,761	1,057,457

Cash dividends				(42,877)			(42,877)	(5,958)	(48,835)
Transfer to retained earnings appropriated for legal reserve			276	(276)			—		—
Other changes							—	(47)	(47)
Comprehensive income (loss):
Net income				126,321			126,321	10,814	137,135
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					92,176		92,176	7,019	99,195
Net unrealized holding gains (losses) on securities available for sale					4,690		4,690	—	4,690
Pension liability adjustments					1,503		1,503	(63)	1,440
Net unrealized holding gains (losses) on derivative instruments					580		580	(25)	555

Comprehensive income (loss)							225,270	17,745	243,015

Issuance and exercise of stock acquisition rights		434					434		434
Purchase of treasury stock						(32)	(32)		(32)
Sales of treasury stock				(59)		762	703		703

Balance at the end of current period	67,870	138,818	38,230	1,034,504	(43,440)	(42,788)	1,193,194	59,501	1,252,695

Non-Consolidated Financial Statements are based on Japanese accounting standards.

Non-Consolidated Balance Sheet

(As of March 31, 2013)

(JPY million)
Assets
Current assets:
Cash and deposits	63,167
Notes receivable-trade	219
Accounts receivable-trade	202,723
Merchandise and finished goods	33,443
Work in process	35,118
Raw materials and supplies	2,597
Prepaid expenses	2,375
Deferred tax assets	11,653
Short-term loans receivable	65,504
Accounts receivable-other	14,081
Other current assets	627
Allowance for doubtful accounts	(375)

Total current assets	431,138
Non-current assets:
Property, plant and equipment:
Buildings	68,029
Structures	10,774
Machinery and equipment	51,893
Vehicles	544
Tools, furniture and fixtures	6,376
Rental equipment	53,555
Land	54,461
Construction in progress	4,805

Total property, plant and equipment	250,440
Intangible assets:
Software	9,365
Other intangible assets	191

Total intangible assets	9,557
Investments and other assets:
Investment securities	47,936
Stocks of subsidiaries and affiliates	286,805
Investments in capital of subsidiaries and affiliates	35,115
Long-term loans receivable	23,302
Long-term prepaid expenses	1,429
Other investments	8,845
Allowance for doubtful accounts	(1,864)
Allowance for investment loss	(10,158)

Total investments and other assets	391,411

Total non-current assets	651,409

Total assets	1,082,548

(JPY million)
Liabilities
Current liabilities:
Notes payable-trade	5
Accounts payable-trade	97,597
Short-term loans payable	5,500
Commercial papers	41,000
Current portion of bonds	30,000
Accounts payable-other	10,589
Accrued expenses	21,296
Income taxes payable	12,552
Advances received	935
Deposits received	54,975
Provision for bonuses	8,111
Provision for directors’ bonuses	268
Provision for product warranties	4,465
Other current liabilities	4,067

Total current liabilities	291,363
Non-current liabilities:
Bonds payable	90,000
Long-term loans payable	75,000
Deferred tax liabilities	554
Provision for product warranties	841
Provision for retirement benefits	29,021
Other long-term liabilities	3,032

Total non-current liabilities	198,449

Total liabilities	489,813
Net Assets
Shareholders’ equity:
Capital stock	70,120
Capital surplus:	140,140
Legal capital surplus	140,140
Retained earnings:
Legal retained earnings	18,036
Other retained earnings:	383,266
Reserve for special depreciation	34
Reserve for advanced depreciation of non-current assets	16,337
Reserve for special account for advanced depreciation of non-current assets	11
General reserve	210,359
Retained earnings brought forward	156,523

Total retained earnings	401,302
Treasury stock	(42,414)

Total shareholders’ equity	569,148

Valuation and translation adjustments:
Valuation difference on available-for-sale securities	20,879
Deferred gains or losses on hedges	(561)

Total valuation and translation adjustments	20,317

Stock acquisition rights:
Stock acquisition rights	3,268

Total stock acquisition rights	3,268

Total net assets	592,734

Total liabilities and net assets	1,082,548

Non-Consolidated Statement of Income

(From April 1, 2012 to March 31, 2013)

(JPY million)
Net sales	738,871
Cost of sales	575,874

Gross profit	162,997
Selling, general and administrative expenses	117,299

Operating income	45,697

Non-operating income:
Interest and dividends income	40,593
Other non-operating income	5,518
Non-operating expenses:
Interest expenses	1,911
Expenses related to the disaster	800
Other non-operating expenses	3,708

Ordinary income	85,390

Extraordinary income:
Gain on sales of land	113
Gain on sales of investment securities	480
Gain on sales of subsidiaries and affiliates’ stocks	84
Gain on sales of investments in capital of subsidiaries and affiliates	55
Extraordinary loss:
Loss on sales of land	22
Impairment loss	164
Loss on valuation of investment securities	23
Provision of allowance for investment loss	2,734

Income before income taxes	83,177

Income taxes:
Income taxes-current	15,606
Income taxes-deferred	1,554

Net income	66,016

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2012 to March 31, 2013)

(JPY million)

	Shareholders’ equity
		Capital surplus		Retained earnings
					Other retained earnings
	Capital stock	Legal capital surplus	Total capital surplus	Legal retained earnings	Reserve for special depreciation	Reserve for advanced depreciation of non-current assets	Reserve for special account for advanced depreciation of non-current assets	General reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of current period	70,120	140,140	140,140	18,036	49	17,282	11	210,359	132,483	378,223
Changes of items during the period
Reversal of reserve for special depreciation					(15)				15	—
Provision of reserve for advanced depreciation of non-current assets						9			(9)	—
Reversal of reserve for advanced depreciation of non-current assets						(954)			954	—
Provision of reserve for special account for advanced depreciation of non-current assets							11		(11)	—
Reversal of reserve for special account for advanced depreciation of non-current assets							(11)		11	—
Dividends from surplus									(42,877)	(42,877)
Net income									66,016	66,016
Purchase of treasury stock
Disposal of treasury stock									(59)	(59)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	—	—	(15)	(944)	0	—	24,039	23,079

Balance at the end of current period	70,120	140,140	140,140	18,036	34	16,337	11	210,359	156,523	401,302

(JPY million)

	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Valuation difference on available- for-sale securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	Stock Acquisition Rights	Total net assets
Balance at the beginning of current period	(43,162)	545,321	16,543	(1,030)	15,512	2,834	563,668
Changes of items during the period
Reversal of reserve for special depreciation		—					—
Provision of reserve for advanced depreciation of non-current assets		—					—
Reversal of reserve for advanced depreciation of non-current assets		—					—
Provision of reserve for special account for advanced depreciation of non-current assets		—					—
Reversal of reserve for special account for advanced depreciation of non-current assets		—					—
Dividends from surplus		(42,877)					(42,877)
Net income		66,016					66,016
Purchase of treasury stock	(14)	(14)					(14)
Disposal of treasury stock	762	702					702
Net changes of items other than shareholders’ equity			4,336	468	4,804	433	5,238
Total changes of items during the period	747	23,827	4,336	468	4,804	433	29,065

Balance at the end of current period	(42,414)	569,148	20,879	(561)	20,317	3,268	592,734

[English Translation of the Independent Auditor’s Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 9, 2013

The Board of Directors

Komatsu Ltd.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kensuke Sodekawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Shin Suzuki (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the related notes of Komatsu Ltd. and its subsidiaries as of March 31, 2013 and for the year from April 1, 2012 to March 31, 2013 in accordance with Article 444, Paragraph 4 of the Companies Act of Japan.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence of Article 120-2, Paragraph 1 of the Corporate Accounting Regulations of Japan, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States of America (hereinafter “U.S. GAAP”), and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that is free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected and applied depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statements audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which omit some disclosure items required under U.S. GAAP in accordance with the provision of second sentence of Article 120-2, Paragraph 1 of the Corporate Accounting Regulations of Japan, present fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. and its consolidated subsidiaries as of the date and for the period for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act of Japan.

END

[English Translation of the Independent Auditor’s Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 7, 2013

The Board of Directors

Komatsu Ltd.

KPMG AZSA LLC

Tsutomu Takahashi (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kensuke Sodekawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Shin Suzuki (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and the supplementary schedules of Komatsu Ltd. as of March 31, 2013 and for the 144th fiscal year from April 1, 2012 to March 31, 2013, in accordance with Article 436, Paragraph 2, Item 1 of the Companies Act of Japan.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the financial statements and the supplementary schedules that is free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected and applied depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statements audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. as of the date and for the period for which the financial statements and the supplementary schedules were prepared in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act of Japan.

END

[English Translation of the Audit & Supervisory Board’s Report Originally Issued in the Japanese Language]

Audit & Supervisory Board’s Report

Regarding the execution of duties by the Directors for the 144th Fiscal Year from April 1, 2012 to March 31, 2013, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Methods

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding execution of their duties, and sought explanations as necessary.

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the Internal Auditing Department and other employees, and made efforts to establish the environment for collecting department information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding execution of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, concerning the content of the resolution of the Board of Directors concerning the maintenance of the systems necessary to ensure that the execution of duties by the Directors as described in the Business Report complies with laws and regulations and the Articles of Incorporation, and other systems necessary to ensure the properness of operations of a Stock Company stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Ordinance for Enforcement of the Companies Act of Japan; and concerning the systems that are maintained based on such resolutions (Internal Control Systems): reports were regularly received from Directors and employees and others regarding the status of establishment and operation, and when necessary, explanation was sought and opinions were expressed. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received reports with respect to their business from subsidiaries as necessary. Based on the above methods, we examined the Business Report and supplementary schedules thereof for this fiscal year.

Furthermore, we monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “the System for ensuring that duties are executed properly” (matters set forth in each item of Article 131 of the Corporate Accounting Regulations of Japan) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated financial statements (“non-consolidated balance sheet,” “non-consolidated statement of income,” “non-consolidated statement of changes in net assets,” and “notes to non-consolidated financial statements”) and supplementary schedules thereof, and consolidated financial statements (“consolidated balance sheet,” “consolidated statement of income,” “consolidated statement of equity,” and “notes to consolidated financial statements”) for this fiscal year.

2.	Result of Audit

(1)	Results of Audit of Business Report and Other Relevant Documents

1)	We confirm that the Business Report and supplementary schedules thereof fairly represent the Company’s condition in accordance with the related laws and regulations and the Articles of Incorporation.

2)	We have found no significant evidence of wrongful acts or violations of either related laws and regulations, or the Articles of Incorporation with regard to the execution of duties by the Directors.

3)	We confirm that the content of the resolution of the Board of Directors regarding Internal Control Systems is appropriate. In addition, we have found no matters to remark on in regard to the description of the Internal Control System in the Business Report and the execution of duties by the Directors regarding the Internal Control Systems.

(2)	Result of Audit of non-consolidated financial statements and supplementary schedules thereof

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA LLC, are proper.

(3)	Result of Audit of consolidated financial statements

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA LLC, are proper.

May 14, 2013

The Audit & Supervisory Board

Kyoji Torii (Seal)

Standing Audit & Supervisory Board Member

Makoto Morimoto (Seal)

Standing Audit & Supervisory Board Member

Makoto Okitsu (Seal)

Audit & Supervisory Board Member

Hiroyuki Kamano (Seal)

Audit & Supervisory Board Member

Kunihiro Matsuo (Seal)

Audit & Supervisory Board Member

(Note) Audit & Supervisory Board Members Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are Outside Audit & Supervisory Board Members as stipulated in the Companies Act of Japan.

END

Reference Materials for the General Meeting of Shareholders

Proposed Items to Be Resolved and Reference Information:

Item 1:	Appropriation of Surplus

The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company continues to maintain the policy of redistributing profits by considering consolidated business results to strive to continue stable dividends.

For the 144th fiscal year, the Company has set the goal of a consolidated payout ratio of 20% or higher, and following the policy of not decreasing dividends as long as a consolidated payout ratio does not surpass 40%, as well as in consideration of the Company’s business performance for the fiscal year and future business development, the Company proposes to pay a year-end dividend of surplus as follows.

(1)	Type of the dividend assets

Cash

(2)	Matters concerning allotment and total amount of the dividend assets

JPY 24 per one (1) common share of the Company (an increase of JPY 3 per one (1) common share of the Company over the previous fiscal year)

Total amount of the dividend assets: JPY 22,879,869,168

(3)	Effective date of dividends of surplus

Thursday, June 20, 2013

Accordingly, combined with the interim dividend of JPY 24 per one (1) common share of the Company, the annual dividend will be JPY 48 per one (1) common share of the Company for this fiscal year, an increase of JPY 6 per one (1) common share of the Company over the previous fiscal year. The consolidated payout ratio is 36%.

<Reference> Policy of dividends for the 145th fiscal year and beyond

Following the three (3) year new mid-range management plan, “Together We Innovate GEMBA Worldwide”, which starts from April 2013 to March 2016, the Company sets the policy of dividends for the 145th fiscal year and beyond as follows.

The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company continues to maintain the policy of redistributing profits by considering consolidated business results to strive to continue stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 30% or higher, and maintains the policy of not decreasing dividends as long as a consolidated payout ratio does not surpass 50%.

Item 2:	Election of Ten (10) Directors

The terms of office of all of the ten (10) Directors will expire as of the close of this Ordinary General Meeting of Shareholders.

Accordingly, the Company proposes that ten (10) Directors be elected.

The candidates for the positions are as follows:

No. of Candi- date	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)
1

Internal Director

Reelection

Kunio Noji

(November 17, 1946)

Number of Years in Office:

14 years

Attendance to the Meetings of the Board of Directors:

15/15 (100%)

Number of Shares of the Company Held:

105,300 shares

		4/1969	Joined the Company Field Testing Department, Technical Division
		6/1993	General Manager of Production Control Department, Technical Division in Construction Equipment Division
		2/1995	Plant Manager of Chattanooga Manufacturing Operation, Komatsu Dresser Company (now, Komatsu America Corp.) (until 2/1997)
		3/1997	President of Information Systems Division
		6/1997	Took office as Director
		6/1999	Resigned as Director, took office as Executive Officer
		4/2000	President of Production Division
		6/2000	Took office as Senior Executive Officer
		6/2001	Took office as Managing Director and Senior Executive Officer
		4/2003	Took office as Director and Senior Executive Officer President of Construction & Mining Equipment Marketing Division
		6/2007	Took office as President and Representative Director, and CEO
		4/2013	Took office as Chairman of the Board and Representative Director (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] Outside Director of Ricoh Company, Ltd.

2

Internal Director

Reelection

Tetsuji Ohashi

(March 23, 1954)

Number of Years in Office:

4 years

Attendance to the Meetings of the Board of Directors:

15/15 (100%)

Number of Shares of the Company Held:

40,500 shares

		4/1977	Joined the Company Product Control Section, Planning & Coordination Department of Awazu Plant
		6/1982	Graduate School, Stanford University, USA (until 6/1984)
		10/1998	General Manager of Planning & Cooperation Department of Awazu Plant, Production Division
		10/2001	Plant Manager of Moka Plant, Production Division
		1/2004	President and COO of Komatsu America Corp. (until 3/2007)
		4/2007	Took office as Executive Officer President of Production Division
		4/2008	Took office as Senior Executive Officer
		6/2009	Took office as Director and Senior Executive Officer
		4/2012	Took office as Director and Senior Executive Officer
		4/2013	President and Representative Director, and CEO (current)

No. of Candi- date	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)
3

Internal Director

Reelection

Mikio Fujitsuka

(March 13, 1955)

Number of Years in Office:

2 years

Attendance to the Meetings of the Board of Directors:

15/15 (100%)

Number of Shares of the Company Held:

20,100 shares

		4/1977	Joined the Company Accounting Section, Administration Department of Awazu Plant
		7/1988	Komatsu Australia Pty., Ltd. (until 2/1994)
		6/2001	General Manager of Corporate Controlling Department
		4/2005	Took office as Executive Officer
		4/2008	President of Global Retail Finance Business Division and President and Representative Director of Komatsu Business Support Ltd.
		2/2009	General Manager of Corporate Planning Division and President of Global Retail Finance Business Division
		4/2010	Took office as Senior Executive Officer
		4/2011	CFO (current)
		6/2011	Took office as Director and Senior Executive Officer
		4/2013	Took office as Director and Senior Executive Officer (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] CFO Supervising Investor Relations

4

Internal Director

Reelection

Fujitoshi Takamura

(December 21, 1954)

Number of Years in Office:

2 years

Attendance to the Meetings of the Board of Directors:

15/15 (100%)

Number of Shares of the Company Held:

17,500 shares

		4/1977	Joined the Company Construction Equipment Technical Center of Osaka Plant
		6/1982	Brown University, USA (until 6/1984)
		4/2004	General Manager of Construction Equipment Technical Center 1, Development Division
		4/2006	Took office as Executive Officer
		4/2010	Took office as Senior Executive Officer President of Development Division (current)
		6/2011	Took office as Director and Senior Executive Officer
		4/2013	Took office as Director and Senior Executive Officer (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Development Division Supervising Research

No. of Candi- date	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)
5

Outside Director

Reelection

Independent Director

Kensuke Hotta

(October 12, 1938)

Number of Years in Office:

5 years

Attendance to the Meetings of the Board of Directors:

14/15 (93%)

Number of Shares of the Company Held:

1,000 shares

		4/1962	Joined The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation, hereinafter the “Bank”)
		6/1987	Took office as Director of the Bank
		10/1990	Took office as Managing Director of the Bank
		10/1992	Took office as Senior Managing Director and Representative Director of the Bank
		6/1997	Took office as Deputy President and Representative Director of the Bank
		11/2000	Retired from the Bank
		1/2001	Took office as Chairman of Morgan Stanley Japan Limited
		4/2006	Took office as Chairman and Representative Director of Morgan Stanley Japan Securities Co., Ltd. (now Morgan Stanley MUFG Securities Co., Ltd.)
		10/2007	Took office as Chairman and Representative Director of Hotta Partners Inc. (current)
		12/2007	Took office as Senior Advisor of Morgan Stanley Japan Securities Co., Ltd.
		6/2008	Took office as Director of the Company (current)
		12/2008	Took office as Chairman and Representative Director of Greenhill & Co. Japan Ltd. (current)

[In Charge at the Company and Important Concurrent Positions Held in Other Organizations]

Chairman and Representative Director of Greenhill & Co. Japan Ltd.

Chairman and Representative Director of Hotta Partners Inc.

Outside Audit & Supervisory Board Member of SEIREN CO., LTD.

Outside Director of HIROSE ELECTRIC CO., LTD.

Reason for nomination as candidate for Outside Director

Having served as Representative Director of The Sumitomo Bank, Ltd. (name at the time) and having experience as Representative Director of Morgan Stanley Japan Securities Co., Ltd. (name at the time), Mr. Kensuke Hotta has been active internationally in the financial field and has considerable insight and rich experience in the business world.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

Matters regarding independence

Mr. Kensuke Hotta held the position of Senior Managing Director and Representative Director, and Deputy President and Representative Director of The Sumitomo Bank, Ltd. (name at the time), which is one of the main lenders of the Komatsu Group, from October 1992 to November 2000. However, he retired from the aforementioned bank about eight (8) years before he assumed the position of Outside Director of the Company in June 2008 and more than ten (10) years have passed since the said retirement.

Accordingly, Mr. Kensuke Hotta is unlikely to have a conflict of interest with general investors and is considered as an Independent Director.

No. of Candi- date	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)
6

Outside Director

Reelection

Independent Director

Noriaki Kano

(April 29, 1940)

Number of Years in Office:

5 years

Attendance to the Meetings of the Board of Directors:

14/15 (93%)

Number of Shares of the Company Held:

17,000 shares

10/1982 6/2006 6/2008

Took office as Professor at Faculty of Engineering, Tokyo University of Science

Took office as Professor Emeritus at Tokyo University of Science (current)

Took office as Director of the Company (current)

Reason for nomination as candidate for Outside Director

Having served as President of the Japanese Society for Quality Control, Dr. Noriaki Kano has been active internationally as a specialist of quality control and has considerable insight and rich experience.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to pursue higher “Quality and Reliability,” the fundamentals of the Company’s management, and enhance corporate value. Therefore, the Company nominates him as a candidate for Outside Director.

The Company judged that although Dr. Noriaki Kano has no experience in participating in the management of other companies directly, he would be able to execute the duties of Outside Director adequately because of the above reasons.

	Matters regarding independence	Dr. Noriaki Kano is unlikely to have a conflict of interest with general investors and is considered as an Independent Director.

No. of Candi- date	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)
7

Outside Director

Reelection

Independent Director

Kouichi Ikeda

(April 21, 1940)

Number of Years in Office:

3 years

Attendance to the Meetings of the Board of Directors:

15/15 (100%)

Number of Shares of the Company Held:

0 shares

		4/1963	Joined Asahi Breweries, Ltd. (now Asahi Group Holdings, Ltd.)
		3/1996	Took office as Director of Asahi Breweries, Ltd.
		3/1997	Took office as Managing Director of Asahi Breweries, Ltd.
		3/1999	Took office as Senior Managing Director of Asahi Breweries, Ltd.
		3/2000	Took office as Senior Managing Executive Officer of Asahi Breweries, Ltd.
		3/2001	Took office as Senior Managing Director and Senior Managing Executive Officer of Asahi Breweries, Ltd.
		1/2002	Took office as President and COO of Asahi Breweries, Ltd.
		3/2006	Took office as Chairman of the Board and CEO of Asahi Breweries, Ltd.
		3/2010	Took office as Corporate Advisor of Asahi Breweries, Ltd.
		6/2010	Took office as Director of the Company (current)
		7/2011	Took office as Corporate Advisor of Asahi Group Holdings, Ltd. (current)

[In Charge at the Company and Important Concurrent Positions Held in Other Organizations]

Outside Audit & Supervisory Board Member of Sumitomo Chemical Company, Limited

Outside Director of Watabe Wedding Corporation

Reason for nomination as candidate for Outside Director

Having served as Representative Director of Asahi Breweries, Ltd. (name at the time), Mr. Kouichi Ikeda has considerable insight and rich experience in the business world.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

	Matters regarding independence	Mr. Kouichi Ikeda is unlikely to have a conflict of interest with general investors and is considered as an Independent Director.

8	New Candidate for Internal Director Hisashi Shinozuka (July 16, 1954) Number of Shares of the Company Held: 12,500 shares	4/1978	Joined the Company Product Control Section, Planning & Coordination Department of Oyama Plant
		6/1981	National Autonomous University of Mexico, Mexico (until 5/1982)
		10/1991	General Manager of Istanbul Office, International Division (until 10/1995)
		7/1997	Vice President of Komatsu Latin-America Corp. (until 10/2002)
		5/2005	General Manager of The Americas & European Business, Construction & Mining Equipment Marketing Division
		4/2007	President and COO of Komatsu America Corp.
		4/2011	Took office with status equivalent to a Senior Executive Officer
		4/2012	Took office as Senior Executive Officer (current) President of Construction Equipment Marketing Division (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Construction Equipment Marketing Division

No. of Candi- date	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)
9	New Candidate for Internal Director Kazunori Kuromoto (May 23, 1955) Number of Shares of the Company Held: 10,400 shares	4/1980	Joined the Company Technical Center of Awazu Plant
		6/1985	Graduate School, University of California, Los Angeles, USA (until 6/1987)
		4/2006	General Manager of Construction Equipment Electronics, Development Division
		4/2007	Took office as Executive Officer
		4/2008	President of AHS Business, Construction & Mining Equipment Marketing Division
		4/2009	President of IT Construction Business, Construction & Mining Equipment Marketing Division
		4/2012	Took office as Senior Executive Officer (current) President of ICT Business Division (current)
		4/2013	President of Global Mining Business Division (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Global Mining Business Division, President of ICT Business Division
10	New Candidate for Internal Director Masanao Mori (February 8, 1958) Number of Shares of the Company Held: 9,900 shares	4/1981	Joined the Company Labor Section, Human Resources Department
		4/2004	General Manager of General Affairs Department, Engines & Hydraulics Business Division
		4/2008	General Manager of Human Resources Department (current)
		4/2009	Took office as Executive Officer
		4/2013	Took office as Senior Executive Officer (current)
[In Charge at the Company and Important Concurrent Positions Held in Other Organizations] General Manager of Human Resources Department Supervising Education and Safety & Health Care

Notes:

1.	“Number of Years in Office” shown with the candidates for reelection above indicates the period from the day of the General Meeting of Shareholders when such Director was elected for the first time to the day of this Ordinary General Meeting of Shareholders.
2.	Mr. Kunio Noji once retired as Director in June 1999 in accordance with the introduction of the Executive Officer System in the same month.
3.	The names of divisions and other bodies in the Company in “Career Summary and Position” above show those that were applicable at each relevant time period.
4.	Meeting attendance above shows attendance to the meetings of the Board of Directors held during the fiscal year ended March 31, 2013 (April 1, 2012 to March 31, 2013).
5.	There are no special interests between the candidates and the Company.
6.	Mr. Kensuke Hotta, Dr. Noriaki Kano and Mr. Kouichi Ikeda are candidates for Outside Directors. The Company designated Mr. Kensuke Hotta, Dr. Noriaki Kano and Mr. Kouichi Ikeda as Independent Directors and submitted the notification to the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their regulations and related rules.
7.	The Company has entered into agreements with Mr. Kensuke Hotta, Dr. Noriaki Kano and Mr. Kouichi Ikeda that limit their liability for damages caused by their dereliction of duty under Article 423, Paragraph 1 of the Companies Act of Japan, in accordance with Article 427, Paragraph 1 of the same. If their reelections are approved, the Company intends to continue the aforesaid agreements. The maximum liability amount specified in these agreements shall be equivalent to the amount stipulated in the Companies Act of Japan.

Item 3:	Election of Two (2) Audit & Supervisory Board Members

The terms of office of Messrs. Kyoji Torii and Kunihiro Matsuo as Audit & Supervisory Board Members will expire as of the close of this Ordinary General Meeting of Shareholders.

Accordingly, the Company proposes that two (2) Audit & Supervisory Board Members be elected.

This item for resolution was reviewed and approved by the Audit & Supervisory Board.

The candidates for the positions are as follows:

No. of Candi- date	Name (Date of Birth)	Career Summary and Position (Important Concurrent Positions Held in Other Organizations)
1

Outside Audit & Supervisory Board Member

Reelection

Independent Audit & Supervisory Board Member

Kunihiro Matsuo

(September 13, 1942)

Number of Years in Office:

4 years

Attendance to the Meetings:

Board of Directors:

14/15 (93%)

Audit & Supervisory Board:
14/15 (93%)

Number of Shares of the
Company Held:

0 shares

		4/1968	Appointed as Prosecutor of Tokyo District Public Prosecutors Office
		4/1988	Took office as Counsellor of Minister’s Secretariat, Ministry of Justice
		5/1998	Took office as Prosecutor of Supreme Public Prosecutors Office
		9/2003	Took office as Superintending Prosecutor of Tokyo High Public Prosecutors Office
		6/2004	Took office as Prosecutor-General of Supreme Public Prosecutors Office
		6/2006	Retired from the position of Prosecutor-General of Supreme Public Prosecutors Office
		9/2006	Registered as attorney at law (current)
		6/2009	Took office as Audit & Supervisory Board Member of the Company (current)

[Important Concurrent Positions Held in Other Organizations]

Outside Director of Japan Exchange Group, Inc.

Outside Audit & Supervisory Board Member of Toyota Motor Corporation

Outside Audit & Supervisory Board Member of MITSUI & CO., LTD.

Outside Audit & Supervisory Board Member of BROTHER INDUSTRIES, LTD.

Reason for nomination as candidate for Outside Audit & Supervisory Board Member

Having served as Prosecutor-General of the Supreme Public Prosecutors Office, Mr. Kunihiro Matsuo has rich experience in the legal profession. Using this experience, the Company expects him to execute his duties as Outside Audit & Supervisory Board Member from the standpoint of a specialist. Therefore, the Company nominates him as a candidate for Outside Audit & Supervisory Board Member.

The Company judged that although Mr. Kunihiro Matsuo has no experience in participating in the management of other companies directly, he would be able to execute the duties of Outside Audit & Supervisory Board Member adequately because of the above reason.

No. of Candi- date	Name (Date of Birth)	Career Summary and Position (Important Concurrent Positions Held in Other Organizations)
1	Matters regarding independence

Mr. Kunihiro Matsuo was a party to a legal consultant agreement with the Audit & Supervisory Board of the Company from October 2007 until June 23, 2009, which was the day before his appointment as Outside Audit & Supervisory Board Member of the Company. Mr. Matsuo’s legal consultant duties for the Audit & Supervisory Board were only undertaken to help strengthen the functions of Audit & Supervisory Board Members and Audit & Supervisory Board, which have a function of auditing the Board of Directors from an independent standpoint and did not give rise to any interests between Mr. Matsuo and the Board of Directors or in terms of the execution of business. Almost four (4) years have already passed since the cancellation of the said agreement, and during his term of office as Outside Audit & Supervisory Board Member, Mr. Matsuo has made use of his rich experience in the legal profession to provide excellent directions and advice on issues related to business such as export control and Act on Prohibition of Private Monopolization and Maintenance of Fair Trade of Japan, compliance, internal auditing, risk management, and others, from an independent standpoint, and has fulfilled his role sufficiently. Since taking office as Audit & Supervisory Board Member of the Company, Mr. Matsuo has received only the remuneration for Audit & Supervisory Board Member from the Company.

In addition, the Company and its consolidated subsidiaries sell industrial machinery to Toyota Motor Corporation, where Mr. Matsuo serves as Outside Audit & Supervisory Board Member. However, the share of sales to the Toyota Motor Corporation is less than 1% of the Company’s consolidated net sales in the fiscal year under review.

Furthermore, MITSUI & CO., LTD., where Mr. Matsuo serves as Outside Audit & Supervisory Board Member, contributes capital and provides other financial assistance to some consolidated subsidiaries and distributors, etc. of the Company for the overseas sale and servicing of construction and mining equipment.

Since neither of these facts are likely to cause a conflict of interest with general investors, Mr. Matsuo is considered as an Independent Audit & Supervisory Board Member.

2	New Candidate for Internal Audit & Supervisory Board Member Koji Yamada (June 21, 1954) Number of Shares of the Company Held: 16,200 shares	4/1977	Joined the Company Purchasing Controlling Section, Purchasing Department of Osaka Plant
		8/1996	Komatsu America Corp. (until 3/1999)
		4/1999	General Manager of Planning & Coordination Department of Osaka Plant, Production Division
		4/2002	Plant Manager of Awazu Plant, Production Division
		4/2004	Took office as Executive Officer
		4/2005	President of Industrial Machinery Division and President and Representative Director of Komatsu Industries Corporation
		2/2009	Representative of All India Operations (until 3/2013)
		4/2009	President of Komatsu India Ptv. Ltd. (until 3/2013)
		4/2010	Took office with status equivalent to a Senior Executive Officer
		4/2013	Advisor to President (current)

Notes:

1.	“Number of Years in Office” shown with the candidate for reelection above indicates the period from the day of the General Meeting of Shareholders when such Audit & Supervisory Board Member was elected for the first time to the day of this Ordinary General Meeting of Shareholders.
2.	The names of divisions and other bodies in the Company in “Career Summary and Position” above show those that were applicable at each relevant time period.
3.	Meeting attendance above shows attendance to the meetings of the Board of Directors and meetings of the Audit & Supervisory Board held during the fiscal year ended March 31, 2013 (April 1, 2012 to March 31, 2013).

4.	There are no special interests between the candidates and the Company.
5.	Mr. Kunihiro Matsuo is a candidate for Outside Audit & Supervisory Board Member. The Company designated Mr. Kunihiro Matsuo as Independent Audit & Supervisory Board Member and submitted the notification to the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their regulations and related rules.
6.	The Company has entered into agreements with Mr. Kunihiro Matsuo that limit his liability for damages caused by his dereliction of duty under Article 423, Paragraph 1 of the Companies Act of Japan, in accordance with Article 427, Paragraph 1 of the same. If his reelection is approved, the Company intends to continue the aforesaid agreements. The maximum liability amount specified in these agreements shall be equivalent to the amount stipulated in the Companies Act of Japan.

<Reference> Independence of the Company’s Audit & Supervisory Board:

If Item 3 is approved and adopted, the Company’s Audit & Supervisory Board will consist of five (5) members, of which the majority of three (3) members will be Outside Audit & Supervisory Board Members, which are Independent Audit & Supervisory Board Members. The Company’s approach to the independence of Outside Audit & Supervisory Board Members is as follows:

Name (Month and year of taking office)	Matters regarding independence
Makoto Okitsu (6/2006)

The Komatsu Group procures drive motors from the Nabtesco Group, of which the core company is Nabtesco Corporation, where Mr. Makoto Okitsu served as Representative Director, President & Chief Executive Officer (CEO) from September 2003 until June 2004. However the amount of procurement from the Nabtesco Group in the fiscal year under review was less than 1% of the total procurement of the Komatsu Group in the fiscal year under review.

Furthermore, at present the Company and Nabtesco Corporation have a mutual investment relationship for the purpose of maintaining and strengthening cooperation as well as promoting tie-ups in business related to hydraulic equipments. Accordingly, as of March 31, 2013, the Company held 1,032 thousand shares of Nabtesco Corporation (0.80% of that company’s total number of issued shares), and Nabtesco Corporation held 342 thousand shares of the Company (0.03% of the Company’s total number of issued shares).

Since neither of these facts are likely to cause a conflict of interest with general investors, Mr. Okitsu is considered as an Independent Audit & Supervisory Board Member.

Hiroyuki Kamano (6/2007)	SUMITOMO LIFE INSURANCE COMPANY, where Mr. Hiroyuki Kamano serves as Outside Director, is one of the group life insurance providers of the Company. However, since this fact is not likely to cause a conflict of interest with general investors, Mr. Kamano is considered as an Independent Audit & Supervisory Board Member.

Kunihiro Matsuo (6/2009)	As mentioned in “Matters regarding independence” of candidate No. 1 of Item 3 on page 53.

Item 4:	Payment of Bonuses for Directors

Under the Company’s remuneration system for Directors*, the Company proposes to pay bonuses within the range of JPY 230 million in total to the ten (10) Directors who were in office as of the end of the 144th fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors).

The Company requests that the details such as the individual amount and timing of payment to each Director shall be left to the decision of the Board of Directors.

*	As for the remuneration system for Directors, please refer to “Policy regarding the determination of remuneration” (p.23).

Item 5:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

The Company asks for the shareholders’ approval to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of Major Subsidiaries of the Company in accordance with the provisions of Articles 236, 238 and 239 of the Companies Act of Japan.

1.	Reasons for Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company without consideration not only for the purposes of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on corporate value with the shareholders. The number of Stock Acquisition Rights to be granted without consideration shall be determined based on the Company’s consolidated performance with the same payment criteria of the “stock-based remuneration” as the Directors of the Company.

2.	The Features and the Maximum Number of the Stock Acquisition Rights that the Board of Directors Can Decide to Issue under the Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issuance can be determined based on the authority granted by this Ordinary General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in ‘2. (3)’ below shall be 2,358 units.

The maximum number of common stock to be issued upon the exercise of the Stock Acquisition Rights shall be 235,800 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in ‘2.(3)’ below, the maximum number of common stock to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	The features of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders

1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 100 shares. However, after the resolution date of this Item (hereinafter “Resolution Date”), if the Company effects stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY one (1) per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares Granted.

3)	Exercise period for the Stock Acquisition Rights

From August 1, 2016 to July 31, 2021

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

i.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Corporate Accounting Regulations of Japan. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in ‘4) i’ above.

5)	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the resolution of the Board of Directors of the Company.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights who is a Director, Audit & Supervisory Board Member or employee of the Company, or a Director, Audit & Supervisory Board Member or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within three (3) year period from the date they lost such position; provided, however, that the period shall not exceed the original exercise period for the Stock Acquisition Rights described at ‘3)’ above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided by the Board of Directors of the Company.

8)	In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of the merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Companies Act of Japan (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i–viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement (in which a division of the Company is merged into a Reorganized Company), a plan for a corporate split (in which a division of the Company is spun off to establish a Reorganized Company), and a share exchange agreement or a plan for transfer of shares (in both of which the Company becomes a fully-owned subsidiary of a Reorganized Company).

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted the Stock Acquisition Rights of which the number is equivalent to the number of such Rights held at the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with ‘1)’ above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtained by multiplying JPY one (1) per each one (1) share, by the number of shares to be issued for each acquisition right as determined in ‘8) iii’ above.

v.	Exercise period for the Stock Acquisition Rights

The exercise period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above, or on the date that the Restructuring Actions take effect, whichever comes later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on ‘4)’ above.

vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issuance of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issuance of the Stock Acquisition Rights and all the relevant details shall be decided by the Board of Directors of the Company which shall be held separately.

End

Komatsu’s Approach to CSR

Komatsu defines its CSR activities as “responding to the demands of society through its core business.” Komatsu has formulated CSR themes to be addressed on a global level, and is forging ahead with its CSR activities.

Furthermore, Komatsu will implement the CSR-management cycle, while making sure that these activities are aligned with the demands of the times and of society.

— Special Story: Growing with Society

Continuing Efforts to Support Reconstruction Following the Great East Japan Earthquake

At the areas affected by the Great East Japan Earthquake, reconstruction work is still ongoing. The support provided by Komatsu up to March 31, 2013 has reached JPY 2.1 billion (excluding the provision of scholarships). Komatsu intends to continue working closely with local communities and providing support to serve the needs of these disaster-affected areas by utilizing the assets of its core business.

(As of March 31, 2013)
Support	Details
Free-of-charge lending / donations

1)      Free-of-charge lending and donation of construction equipment, forklift trucks and power generators 336 items of construction equipment, 74 forklift trucks, 223 items of attachments and 77 power generators

2)      Free-of-charge lending and donation of temporary container houses and prefabricated structures

(i)     Temporary container houses lent free-of-charge : 903 cubicles

(Breakdown of usage) administrative services: 272, post offices: 186, education: 157, medical and welfare: 71, volunteer facilities: 36, police service: 22, fire service: 13, others: 146

(ii)    Prefabricated structures lent free-of-charge or donated: 12 structures (including those under construction)

(Breakdown of usage) medical-related: 7, childcare centers: 2, kindergarten: 1, elementary and junior high school (multi-purpose classrooms): 1, administrative services: 1

Scholarships	1) A total of JPY 200 million over a period of 10 years for disaster-affected students at national technical colleges
2) Jointly with Rio Tinto, a total of JPY 400 million over a period of 10 years for disaster-affected undergraduate and graduate students of Tohoku University (JPY 200 million contributed by Komatsu)

Employment support	Established the Komatsu Safety Training Center, Miyagi Center, with the Company paying half of the tuition fees for training in skills such as construction equipment and forklift truck operation (operators trained: 3,295)

Stage One Direct support for those affected by the earthquake and tsunami

One of the greatest challenges immediately facing the disaster-affected areas was the removal of scattered debris and the restoration of damaged roads. Komatsu gathered construction equipment used for such work from around the country and lent them for use in the disaster-affected areas free of charge.

•       Hydraulic excavator in operation in Onagawa, Miyagi Prefecture, responding to the urgent need to remove debris

Stage Two Recovery of communities

For residents of the disaster-affected areas, finding a “space to pursue everyday life” was a very important priority. To contribute to the recovery efforts of local communities, Komatsu lent temporary container houses it owned for free-of-charge and lent free-of-charge or donated prefabricated structures also owned by Komatsu. These facilities are being used in local communities as schools, preschools, post offices and clinics.

•       Temporary post office in Rikuzentakata City, Iwate Prefecture

Stage Three Support and cooperation for full-blown reconstruction

To support industrial recovery, Komatsu donated forklift trucks to the NPO “Signal of Hope” for use at fishing industry facilities that suffered damage in the disaster. Approximately 60 forklift trucks are currently in service.

In addition, Komatsu established the Komatsu Safety Training Center, Miyagi Center, with Komatsu paying half the tuition fees, to train operators of construction equipment, who are scarce in the disaster-affected areas, and to provide working opportunities for those affected by the disaster.

Komatsu is also aiding students, who will play important roles in manufacturing in the future. Through the Institute of National Colleges of Technology, Japan, Komatsu is providing scholarships (named “Komatsu Scholarships”) to students of national technical colleges in the Tohoku and Northern Kanto Regions, which suffered damage in the disaster.

	• Forklift truck donated for the recovery of the fishing industry	• The Komatsu Safety Training Center, Miyagi Center, established in Natori City, Miyagi Prefecture	• Students of Fukushima National College of Technology receiving scholarship certificates

Komatsu is supporting reconstruction efforts by harnessing the advanced technology it has developed as a construction equipment manufacturer.

At the Fukushima Daiichi Nuclear Power Station, Komatsu sent radio-controlled construction equipment to remove rubble and debris. Regarding the critical issue of removing radioactive materials before beginning reconstruction, there are high expectations for the use of Intelligent Machine Control construction equipment (such as bulldozers). With this type of bulldozer, the depth of soil to be removed can be preset and the bulldozer can automatically excavate the surface to a fixed depth.

In the reconstruction work at the disaster-affected areas, there are many places which can’t be reached by ships carrying construction equipment, including shallow parts of rivers, seawalls covered with debris, and small fishing harbors. For this reason, Komatsu has restored an amphibious bulldozer after approximately 20 years of disuse and deployed it for use in reconstruction work on bridges that suffered damage in the disaster. As the bulldozer is radio-controlled and can operate in depths of up to 7 meters underwater as well as on land, it is being used in reconstruction areas that are difficult to reach by ship.

• Amphibious bulldozer in operation in the Natori River, Miyagi Prefecture

The Komatsu Group will continue to fully mobilize its management resources to provide support and cooperation for the full-blown reconstruction of the disaster-affected areas.

Shareholders Are Invited to an Exhibition

Following the General Meeting of Shareholders

The Komatsu Group has world-leading technology and a product lineup that reflects this status. We are also conducting activities to proactively contribute to society as a member of society. After this General Meeting of Shareholders, an exhibition shall be held to provide shareholders with a better idea of these aspects of the Komatsu Group. We would be grateful if you would visit this exhibition.

Main Exhibits

1.	Showcase of Leading-Edge Technology

•	Intelligent Machine Control construction equipment (hydraulic excavators, bulldozers)

*	controls machinery and equipment automatically with high accuracy in accordance with a construction plan

•	KOMTRAX

•	Mining equipment

•	Virtual reality systems for efficiency in development and more

Intelligent Machine Control

construction equipment

D61PXi (bulldozer)

2.	Showcase of Environmentally Compliant Products and Activities

•	Engines compliant with new emission regulations

•	New battery-powered forklift trucks

•	Small press machines that halve power consumption

•	Activities to halve power consumption at all plants and more

3.	Showcase of Activities to Contribute to Society

•	CSR activities (assistance for earthquake disaster reconstruction, training for the next generation, and more)

•	Anti-personnel landmine removal projects

•	Komatsu Women’s Judo Team (A presentation of judo techniques is planned) and more

This year, we will also provide an explanation of The KOMATSU Way, which is the summation of the strengths the Company has built up since its foundation, fundamental beliefs and mindsets underlying such strength, as well as patterns of behavior for practical implementation.

•	Entry to the exhibition will be limited to shareholders who attend the 144th Ordinary General Meeting of Shareholders in person.

•	There is a possibility that the actual exhibits on the day may be different from the exhibits described above.

Last year’s exhibition